Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

YAGEO CORPORATION,

Sky Merger Sub Inc.

and

KEMET CORPORATION

Dated as of November 11, 2019

ii

iii

Exhibit A – Definitions	A-1
Exhibit B – Surviving Corporation Third Restated Certificate of Incorporation	B-1
Exhibit C – Surviving Corporation Second Amended and Restated By-Laws	C-1
Exhibit D – Form of Voting Agreement	D-1

iv

Index of Defined Terms

Acceptable Confidentiality Agreement	46, A-1
Acquisition Sub	1, A-1
Acquisition Sub Board	1, A-1
Action	50, A-1
Adverse Recommendation Change	46, A-1
Affiliate	A-1
Aggregate Merger Consideration	A-1
Agreement	1, A-1
Alternative Acquisition Agreement	45, A-1
Antitrust Laws	13, A-1
Blue Sky Laws	A-1
BofA Loan Agreement	A-1
Book-Entry Shares	4, A-1
Bribery Act	14, A-1
Bridge Commitment Letter	31, A-1
Bridge Debt Commitment Documents	31, A-1
Bridge Debt Financing	31, A-2
Business Day	A-2
Capitalization Date	10, A-2
Certificate of Merger	2, A-2
Certificates	4, A-2
CFIUS	A-2
CFIUS Approval	A-2
CFIUS Turndown	A-2
Closing	2, A-2
Closing Date	2, A-2
Code	A-2
Collective Agreement	19, A-2
Company	1, A-2
Company Benefit Plan	17, A-2
Company Board	1, A-3
Company By-Laws	10, A-3
Company Certificate of Incorporation	10, A-3
Company Common Stock	3, A-3
Company Debt	58, A-3
Company Disclosure Letter	A-3
Company Equity Awards	A-3
Company Intellectual Property Rights	20, A-3
Company Long-Term Incentive Plan Award	A-3
Company Material Adverse Effect	A-3
Company Material Contract	23, A-4
Company Option	A-4
Company Permits	13, A-4
Company Products	27, A-4
Company Real Property	A-4

v

Company Recommendation	A-4
Company Related Parties	66, A-4
Company Restricted Stock Unit	A-4
Company SEC Documents	14, A-4
Company Stock Plan	A-4
Company Stockholder Advisory Vote	12, A-4
Company Stockholder Approval	26, A-4
Company Stockholders’ Meeting	40, A-4
Company Termination Fee	A-5
Competing Proposal	48, A-5
Confidentiality Agreement	A-5
Consent	13, A-5
Continuing Employees	52, A-5
Contract	A-5
control	A-5
D&O Indemnified Parties	49, A-5
Debt Commitment Documents	31, A-5
Debt Commitment Letters	31, A-5
Debt Financing	32, A-5
Debt Financing Sources	A-5
Debt Payoff Amount	58, A-5
Delaware Judgment	A-5
DGCL	1, A-5
Dissenting Shares	9, A-5
DPA	A-5
DTC	5, A-6
Effective Time	3, A-6
Environmental Laws	A-6
Environmental Report	A-6
ERISA	A-6
ERISA Affiliate	18, A-6
Exchange Act	A-6
Exchange Fund	4, A-6
Existing D&O Insurance Policies	50, A-6
Expenses	A-6
FCPA	14, A-6
Financing Agreements	55, A-6
Foreign Plan	A-6
GAAP	A-7
Goldman Sachs	26, A-7
Governmental Authority	A-7
Hazardous Materials	A-7
HSR Act	A-7
Intellectual Property Rights	20, A-7
International Trade Laws	14, A-7
Intervening Event	49, A-7
IRS	A-7
Knowledge	A-7

vi

Law	A-8
Leased Real Property	25, A-8
Letter of Credit	31, A-8
Lien	A-8
LTIP Payment	8, A-8
Merger	1, A-8
Merger Consideration	4, A-8
New York Stock Exchange	A-8
Notice of Adverse Recommendation	47, A-8
Notice of Superior Proposal	47, A-8
Omnibus Incentive Plan	A-8
Option Payment	7, A-8
Order	A-8
Owned Real Property	24, A-8
Parent	1, A-8
Parent Board	1, A-8
Parent Material Adverse Effect	A-8
Parent Organizational Documents	A-8
Parent Related Parties	67, A-9
Parent Stockholder Approval	A-9
Parent Stockholders’ Meeting	41, A-9
Parent Termination Fee	A-9
Paying Agent	4, A-9
Paying Agent Agreement	4, A-9
Permitted Lien	A-9
Person	A-9
Portuguese Loan Agreements	A-10
Post-Closing Plans	52, A-10
Post-Closing Welfare Plans	53, A-10
Proxy Statement	15, A-10
Release	A-10
Remedy	42, A-10
Representatives	43, A-10
Restricted Stock Unit Payment	7, A-10
Sanction	A-10
SEC	A-10
Secretary of State	3, A-10
Securities Act	A-10
Shareholder Debt Commitment Documents	31, A-10
Shareholder Debt Financing	32, A-10
Shareholder Lender	31, A-10
Shareholder Loan Commitment Letter	31, A-10
Significant Customer	27, A-10
Significant Supplier	27, A-10
Solvent	34, A-11
Subsidiary	A-11
Superior Proposal	49, A-11
Surviving Corporation	2, A-11

vii

Tax Returns	A-11
Taxes	A-11
Termination Date	62, A-11
Third Party	A-11
Transaction Consent	57, A-11
Transaction Material Adverse Effect	A-11
U.S.	A-11
USA PATRIOT Act	A-11
Voting Agreement	2, A-11
WARN Act	20, A-11

viii

THIS AGREEMENT AND PLAN OF MERGER, dated as of November 11, 2019 (this “Agreement”), is made by and among Yageo Corporation, a corporation organized under the Laws of the Republic of China (“Parent”), Sky Merger Sub Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Acquisition Sub”), and KEMET Corporation, a Delaware corporation (the “Company”).

W I T N E S S E T H:

WHEREAS, the board of directors of the Company (the “Company Board”) has determined that it is advisable to, fair to and in the best interests of the Company and its stockholders to effect a merger (the “Merger”) of Acquisition Sub with and into the Company pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the board of directors of Acquisition Sub (the “Acquisition Sub Board”) has unanimously determined that it is advisable to, fair to and in the best interests of Acquisition Sub and its stockholder to effect the Merger of Acquisition Sub with and into the Company pursuant to the DGCL upon the terms and subject to the conditions set forth in this Agreement;

WHEREAS, the Company Board has, at a duly held meeting, approved resolutions that (i) determined that the terms and conditions of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable and in the best interests of the Company and the Company’s stockholders, (ii) authorized the execution and delivery of this Agreement and declared advisable and approved the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement be submitted for consideration at a meeting of the Company’s stockholders and (iv) subject to the terms of this Agreement, resolved to make the Company Recommendation;

WHEREAS, the Acquisition Sub Board has, by resolutions duly adopted by the requisite vote of the directors, (i) authorized the execution and delivery of this Agreement and declared advisable and approved the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) directed that this Agreement be submitted for consideration by Acquisition Sub’s sole stockholder and (iii) recommended that the sole stockholder of Acquisition Sub approve the Merger, and the sole stockholder of Acquisition Sub, has approved this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger;

WHEREAS, the board of directors of Parent (the “Parent Board”) has, by resolutions duly adopted by the requisite vote of the directors, (i) adopted this Agreement and approved the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable and in the best interests of Parent and its stockholders, and (iii) if a meeting of Parent’s stockholders to approve this Agreement is required to be held, directed that this Agreement and the Merger be submitted to a meeting of Parent’s stockholders for approval by Parent’s stockholders;

WHEREAS, as a condition and inducement to the Company’s willingness to enter into this Agreement, certain stockholders of Parent are executing voting agreements in favor of the Company concurrently with the execution of this Agreement, substantially in the form attached hereto as Exhibit D (the “Voting Agreement”), pursuant to which such stockholders have agreed, among other things, to vote all securities of Parent owned by them in favor of the approval and adoption of this Agreement and the Merger, if a meeting of Parent’s stockholders to approve this Agreement is required to be held by applicable Law; and

WHEREAS, each of Parent, Acquisition Sub and the Company desires to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties and covenants and subject to the conditions herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I

DEFINITIONS

Section 1.1             Definitions. Defined terms used in this Agreement have the respective meanings ascribed to them by definition in this Agreement or in Exhibit A.

Article II

THE MERGER

Section 2.1            The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Acquisition Sub shall be merged with and into the Company, whereupon the separate existence of Acquisition Sub shall cease, and the Company shall continue under the name “KEMET Corporation” as the surviving corporation (the “Surviving Corporation”) and shall continue to be governed by the Laws of the State of Delaware.

Section 2.2            The Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at 9:00 a.m. (New York City time) on a date to be specified by the parties hereto, but no later than the fifth (5th) Business Day after the satisfaction or waiver of all of the conditions set forth in Article VII (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions). The Closing shall take place at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, Four Times Square, New York, New York 10036, or by the electronic exchange of documents, unless another time, date or place is agreed to in writing by the parties hereto (such date, the “Closing Date”).

Section 2.3             Effective Time.

(a)           Concurrently with the Closing, the Company, Parent and Acquisition Sub shall cause a certificate of merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in accordance with the relevant provisions of the DGCL and any other applicable Law of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State or such other date and time as may be agreed to by Parent and the Company and as set forth in the Certificate of Merger in accordance with the DGCL (such date and time hereinafter referred to as the “Effective Time”).

(b)           The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, from and after the Effective Time, (i) the Company shall be the surviving corporation in the Merger, (ii) all the property, rights, privileges, immunities, powers, franchises and liabilities of the Company and Acquisition Sub are vested in the Surviving Corporation, (iii) the separate existence of Acquisition Sub shall cease and (iv) the Company shall continue to be governed by the Laws of the State of Delaware.

Section 2.4             Certificate of Incorporation and By-Laws. At the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation shall be amended and restated to be identical to the certificate of incorporation and by-laws set forth on Exhibit B and Exhibit C, respectively, until thereafter further amended in accordance with applicable Law, the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation and the applicable requirements set forth in Section 6.6.

Section 2.5             Board of Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the Acquisition Sub Board immediately prior to the Effective Time, each to serve in accordance with the certificate of incorporation and by-laws of the Surviving Corporation until their respective successors shall have been duly elected and qualified, or until their earlier death, resignation or removal in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

Section 2.6            Officers. From and after the Effective Time, the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified in accordance with applicable Law or their earlier death, resignation or removal.

Article III

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

Section 3.1             Effect on Securities. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Acquisition Sub or the holders of any securities of the Company or Acquisition Sub:

(a)           Cancellation of Company Securities. Each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) held by the Company or held, directly or indirectly, by Parent or Acquisition Sub immediately prior to the Effective Time shall automatically be canceled and retired and shall cease to exist as issued or outstanding shares, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(b)           Conversion of Company Securities. Except as otherwise provided in this Agreement, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares canceled and retired pursuant to Section 3.1(a) and any Dissenting Shares) shall be converted into the right to receive $27.20 per share of Company Common Stock in cash, without interest (the “Merger Consideration”). Each share of Company Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 3.1(b) shall no longer be issued or outstanding and shall be automatically canceled and shall cease to exist, and the holders of certificates (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such shares of Company Common Stock shall cease to have any rights with respect to such Company Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 3.2(b), the Merger Consideration, without interest thereon.

(c)           Conversion of Acquisition Sub Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock, $0.01 par value per share, of Acquisition Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one (1) fully paid share of common stock, $0.01 par value per share, of the Surviving Corporation and constitute the only issued or outstanding shares of capital stock of the Surviving Corporation.

(d)           Adjustments. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Company Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split) or similar event, or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, the Merger Consideration shall be equitably adjusted to provide the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 3.1(d) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Section 3.2             Payment for Securities; Exchange of Certificates.

(a)           Designation of Paying Agent; Deposit of Exchange Fund. Prior to the Closing, Parent shall designate a reputable bank or trust company (the “Paying Agent”) that is organized and doing business under the Laws of the U.S., the identity and the terms of appointment of which to be reasonably acceptable to the Company, to act as Paying Agent for the payment of the Merger Consideration as provided in Section 3.1(b), and shall enter into an agreement (the “Paying Agent Agreement”) relating to the Paying Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company. At or prior to the Effective Time, Parent shall deposit, or cause to be deposited with the Paying Agent, cash constituting an amount equal to the Aggregate Merger Consideration as reduced pursuant to the third sentence of Section 3.6 (such Aggregate Merger Consideration as deposited with the Paying Agent, the “Exchange Fund”). In the event the Exchange Fund shall be insufficient to make the payments contemplated by Section 3.1(b), Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount which is equal to the deficiency in the amount required to make such payments in full. Parent shall cause the Exchange Fund to be (A) held for the benefit of the holders of Company Common Stock and (B) applied promptly to make payments pursuant to Section 3.1(b). The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 3.1, except as expressly provided for in this Agreement.

(b)           Procedures for Exchange.

(i)           Certificates. As promptly as reasonably practicable following the Effective Time, and in any event not later than two (2) Business Days thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate that immediately prior to the Effective Time represented outstanding shares of Company Common Stock: (A) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof) to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (B) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify).

(ii)          Book-Entry Shares. As promptly as reasonably practicable following the Effective Time and in any event not later than the second (2nd) Business Day thereafter, the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Book-Entry Share not held through The Depository Trust Company (“DTC”) (and to deliver to DTC, in the case of holders of Book-Entry Shares held through DTC) that immediately prior to the Effective Time represented outstanding shares of Company Common Stock (A) a letter of transmittal, which shall be in the form and have such other provisions as Parent and the Company may reasonably specify, and (B) instructions for returning such letter of transmittal in exchange for the right to receive the Merger Consideration into which the number of shares of Company Common Stock previously represented by such Book-Entry Shares shall have been converted pursuant to this Agreement (which instructions shall be in the form and have such other provisions as Parent and the Company may reasonably specify). Notwithstanding anything to the contrary contained in this Agreement, no holder of Book-Entry Shares shall be required to deliver a Certificate to the Paying Agent to receive the Merger Consideration that such holder is entitled to receive pursuant to Section 3.1(b).

(c)           Timing of Exchange. Upon surrender of a Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Paying Agent, together with, in the case of Certificates and Book-Entry Shares not held through DTC, a letter of transmittal duly completed and validly executed in accordance with the instructions thereto, or, in the case of Book-Entry Shares held through DTC, receipt of an “agent’s message” by the Paying Agent, and such other documents as may be required pursuant to such instructions, the holder of such Certificate or Book-Entry Share shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly represented by such Certificate or Book-Entry Share upon the later to occur of (i) the Effective Time or (ii) the Paying Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in accordance with Section 3.2(b), as applicable, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith canceled. The Paying Agent Agreement shall provide that the Paying Agent shall accept such Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares upon compliance with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with customary exchange practices. No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration payable upon the surrender of the Certificates or Book-Entry Shares.

(d)           Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of the Certificates or Book-Entry Shares for one (1) year after the Effective Time shall be delivered to the Surviving Corporation, upon written demand, and any such holders prior to the Merger who have not theretofore complied with this Article III shall thereafter look only to the Surviving Corporation as a general creditor thereof for payment of their claims for the Merger Consideration in respect thereof.

(e)           No Liability. None of Parent, Acquisition Sub, the Company, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any Person in respect of any cash held in the Exchange Fund properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. If any Certificates or Book-Entry Shares shall not have been surrendered immediately prior to the date on which any cash in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Authority, any such cash in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto.

(f)            Investment of Exchange Fund. The Paying Agent Agreement shall provide that the Paying Agent shall invest any cash included in the Exchange Fund as directed by Parent or, after the Effective Time, the Surviving Corporation; provided that (i) no such investment shall relieve Parent or the Paying Agent from making the payments required by this Article III, and following any losses Parent shall promptly provide additional funds to the Paying Agent for the benefit of the holders of Company Common Stock in the amount of such losses, (ii) no such investment shall have maturities that could prevent or delay payments to be made pursuant to this Agreement and (iii) all such investments shall be in short-term obligations of the U.S. with maturities of no more than thirty (30) days or guaranteed by the U.S. and backed by the full faith and credit of the U.S. Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as directed by Parent.

(g)           Withholding. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any amounts otherwise payable pursuant to this Agreement to any Person such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code and the Treasury Regulations or any provision of applicable federal, state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and paid over to the appropriate Governmental Authority, such amounts (i) shall be promptly remitted by Parent, the Surviving Corporation or the Paying Agent, as applicable, to the applicable Governmental Authority and (ii) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Parent represents that it is not aware of any obligation under applicable Tax Law (as of the date of this Agreement) to deduct or withhold any amount in respect of Taxes from payments under this Agreement (other than compensatory payments to employees). To the extent that Parent becomes aware that payments under this Agreement (other than compensatory payments to employees) may be subject to withholding Taxes, Parent shall use commercially reasonable efforts to promptly notify the Company and the parties shall cooperate in good faith to minimize or eliminate the amount of any such withholding.

Section 3.3            Company Options, Company Restricted Stock Units and Company Long-Term Incentive Plan Awards.

(a)           Treatment of Company Options. As of the Effective Time, each Company Option (whether or not vested) that is outstanding immediately prior thereto shall be canceled and shall entitle the holder thereof to receive in exchange therefor, an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Option and (ii) the excess, if any, of the Merger Consideration, over the exercise price per share of Company Common Stock underlying such Company Option (the “Option Payment”). Following the Effective Time, any such canceled Company Option shall no longer be exercisable and shall only entitle the Company Option holder to the Option Payment; provided that if the exercise price per share of Company Common Stock underlying such Company Option is equal to or greater than the Merger Consideration, such Company Option shall be canceled without any cash payment or other consideration being made in respect thereof. The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay through the payroll of the Surviving Corporation (or the relevant employer subsidiary) to each holder of a Company Option the Option Payment (if any) within five (5) Business Days following the Effective Time.

(b)          Treatment of Company Restricted Stock Units. As of the Effective Time, each Company Restricted Stock Unit (whether or not vested) that is outstanding immediately prior thereto shall be canceled and shall entitle the holder thereof to receive in exchange therefor, an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to the product of (i) the total number of shares of Company Common Stock subject to such Company Restricted Stock Unit and (ii) the Merger Consideration (the “Restricted Stock Unit Payment”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay through the payroll of the Surviving Corporation (or the relevant employer subsidiary) to each holder of a Company Restricted Stock Unit the Restricted Stock Unit Payment within five (5) Business Days following the Effective Time.

(c)           Treatment of Long-Term Incentive Plan Awards. As of the Effective Time, each Company Long-Term Incentive Plan Award (whether or not vested) that is outstanding immediately prior thereto shall be canceled and shall entitle the holder thereof to receive in exchange therefor, an amount in cash (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld) equal to: (i) with respect to the time-based vesting portion of such Company Long-Term Incentive Plan Award, the product of (A) the total number of shares of Company Common Stock subject thereto and (B) the Merger Consideration and (ii) with respect to the performance-based vesting portion of such Company Long-Term Incentive Plan Award, the total value of the payout (whether in the form of cash or equity-based awards) that would have been earned assuming (A) for each Company Long-Term Incentive Plan Award relating to the two (2) year performance period ending on March 31, 2020, the maximum level of achievement of the applicable performance targets and (B) for each Company Long-Term Incentive Plan Award relating to the two (2) year performance period ending on March 31, 2021, the greater of target and actual level of achievement of the applicable performance targets (each such amount, together with the amount set forth in clause (i) above, the “LTIP Payment”). The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, pay through the payroll of the Surviving Corporation (or the relevant employer subsidiary) to each holder of a Company Long-Term Incentive Plan Award the LTIP Payment within five (5) Business Days following the Effective Time.

(d)           Section 409A. Notwithstanding anything herein to the contrary, with respect to any Company Equity Award that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be canceled in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Equity Award that will not trigger a Tax or penalty under Section 409A of the Code.

(e)           If any payment owed to a holder of any Company Equity Award pursuant to Sections 3.3(a), 3.3(b) or 3.3(c), as applicable, cannot be made through the Surviving Corporation’s payroll system or payroll provider, then the Surviving Corporation shall issue a check for such payment to such holder (subject to any applicable withholding or other Taxes or other amounts required by applicable Law to be withheld), which check shall be sent by courier to such holder promptly following the Effective Time (but in no event more than five (5) Business Days thereafter).

(f)            Corporate Actions. At or prior to the Effective Time, the Company, the Company Board and the Compensation Committee of the Company Board, as applicable, shall adopt any resolutions and take any actions which are necessary to effectuate the provisions of this Section 3.3.

Section 3.4             Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit, in form and substance reasonably acceptable to Parent, of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to which the holder thereof is entitled pursuant to this Article III.

Section 3.5            Transfers; No Further Ownership Rights. After the Effective Time, there shall be no registration of transfers on the stock transfer books of the Company of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If Certificates or Book-Entry Shares are presented to the Surviving Corporation, Parent or Paying Agent for transfer following the Effective Time, they shall be canceled against delivery of the applicable Merger Consideration, as provided for in Section 3.1(b), for each share of Company Common Stock formerly represented by such Certificates or Book-Entry Shares. Payment of the Merger Consideration in accordance with the terms of this Article III, and, if applicable, any unclaimed dividends upon the surrender of Certificates, shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates or Book-Entry Shares.

Section 3.6             Dissenting Shares. Notwithstanding any other provision of this Agreement to the contrary, to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration. At the Effective Time, the Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Dissenting Shares shall cease to have any rights with respect thereto, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL (whether occurring before, at or after the Effective Time), such holder’s shares of Company Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The Aggregate Merger Consideration shall be reduced, on a dollar-for-dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Closing Date. The Company shall give prompt written notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company relating to appraisal demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

Article IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company Disclosure Letter (subject to Section 9.3(b)) or in the Company SEC Documents filed by the Company with the SEC not less than two (2) Business Days prior to the date of this Agreement (other than any disclosures set forth under the headings “Risk Factors” or “Forward-Looking Statements” and any other disclosures included therein to the extent they are predictive, cautionary or forward-looking in nature) to the extent that the applicable disclosure in the Company Disclosure Letter or the Company SEC Documents is such that its relevance to a representation or warranty contained in this Article IV is reasonably apparent on the face of such disclosure, the Company hereby represents and warrants to Parent as follows:

Section 4.1            Organization and Qualification; Subsidiaries. Each of the Company and its Subsidiaries is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite entity power and authority to own, lease and operate its properties, rights and assets and to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership, leasing or operating of its assets, rights or properties, or nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect. The Company’s Second Restated Certificate of Incorporation (as may be further amended from time to time, the “Company Certificate of Incorporation”) and the Company’s Amended and Restated By-Laws (as may be further amended from time to time, the “Company By-Laws”), in each case, as currently in effect, are included in the Company SEC Documents, and the Company is not in violation of any provision of such documents, except as would not be material to the Company.

Section 4.2            Capitalization.

(a)           As of the close of business on November 7, 2019 (the “Capitalization Date”), the authorized capital stock of the Company consists of (i) 175,000,000 shares of Company Common Stock, 58,092,446 of which were issued and outstanding, and none of which were held in treasury, (ii) 10,000,000 shares of preferred stock, par value $0.10 per share, of the Company, of which 120,000 shares are classified as Junior Participating Preferred Stock, Series A (no shares of which were issued and outstanding) and (iii) zero shares of non-voting common stock, par value $0.01 per share, of the Company. Except as set forth on Section 4.2(d) of the Company Disclosure Letter, there are no existing and outstanding (i) options, warrants, calls, phantom stock, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of its Subsidiaries is a party obligating the Company or any of its Subsidiaries to issue, transfer or sell any shares of capital stock or other equity interests in the Company or any of its Subsidiaries or securities convertible into or exchangeable for, or giving any Person a right to subscribe for or acquire, such shares or equity interests, (ii) contractual or other obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any capital stock, voting securities or other equity interests of the Company or any of its Subsidiaries or any of the options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments described in clause (i) of this sentence or (iii) voting trusts or similar agreements to which the Company is a party with respect to the voting of the capital stock of the Company. All outstanding shares of Company Common Stock are, and, at the time of issuance, all such shares that may be issued upon the vesting, settlement or exercise, as applicable, of Company Equity Awards will be, duly authorized, validly issued, fully paid and nonassessable and not subject to or issued in violation of any preemptive or similar rights, purchase option, call rights, rights of first refusal or similar rights. None of the Company’s Subsidiaries owns any shares of Company Common Stock. Since the Capitalization Date, no shares of capital stock of the Company, no capital stock or other equity interests of any of the Company’s Subsidiaries, and no other securities directly or indirectly convertible into, or exchangeable or exercisable for, capital stock of the Company, or capital stock or other equity interests of any of the Company’s Subsidiaries, have been issued (including any dividend equivalent rights or phantom stock units), other than shares of Company Common Stock issued upon the exercise of Company Options or shares of Company Common Stock issued upon the vesting of Company Restricted Stock Units or Company Long-Term Incentive Plan Awards outstanding as of the close of business on the Capitalization Date.

(b)          All of the outstanding shares of capital stock or equivalent equity interests of each of the Company’s Subsidiaries are owned of record and beneficially, directly or indirectly, by the Company or the relevant wholly owned Subsidiary (except for de minimis equity interests held by a Third Party for local regulatory reasons as set forth on Section 4.2(b) of the Company Disclosure Letter) and free and clear of all Liens except for ordinary restrictions on transfer imposed by applicable securities laws and Permitted Liens. Each of the outstanding shares of capital stock or voting securities of, or other equity interests in, each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and nonassessable (in each case, to the extent applicable) and not subject to or issued in violation of preemptive or similar rights, purchase option, call rights, rights of first refusal or similar rights. Section 4.2(b) of the Company Disclosure Letter sets forth all of the Subsidiaries of the Company and the ownership of equity interests in such Subsidiary by the Company or its Subsidiaries and any other Person. The certificates of incorporation or by-laws (or equivalent organizational documents) of each Subsidiary of the Company as in effect as of the date of this Agreement have been made available to Parent. None of the Company’s Subsidiaries are in material violation of any of their respective certificates of incorporation or by-laws (or equivalent organizational documents).

(c)           Except as set forth on Section 4.2(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries owns any interest or investment (whether equity or debt) in any corporation, partnership, joint venture, trust or other entity, other than a Subsidiary of the Company.

(d)           Section 4.2(d) of the Company Disclosure Letter sets forth, as of the Capitalization Date, a list of all outstanding Company Equity Awards, the number of shares of Company Common Stock subject to each such Company Equity Award (calculated using target-level performance for all applicable Company Equity Awards), the grant date, and to the extent applicable, the exercise price per share. Each Company Equity Award was granted in material compliance with all applicable securities Laws, the applicable provisions of Section 409A of the Code and all of the terms and conditions of the Company Stock Plan pursuant to which it was issued. All Company Options granted by the Company have been granted having a per share exercise price at least equal to the fair market value of the underlying equity on the date the Company Option was granted, and have not otherwise been modified within the meaning of Section 409A of the Code and associated Treasury Department guidance.

Section 4.3             Authority Relative to Agreement.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement, perform its covenants and obligations hereunder and, subject to obtaining the Company Stockholder Approval and the occurrence of the stockholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such advisory vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger, have been duly and validly authorized by all necessary corporate action by the Company, and except for the Company Stockholder Approval and the occurrence of the Company Stockholder Advisory Vote, no other corporate action or proceeding on the part of the Company is necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           The Company Board has, at a duly held meeting, approved resolutions by the requisite vote of the directors that (i) determined that the terms and conditions of this Agreement, the Merger and the other transactions contemplated by this Agreement are advisable, fair to and in the best interests of the Company and the Company’s stockholders, (ii) authorized the execution and delivery of this Agreement and declared advisable and approved the consummation of the transactions contemplated by this Agreement, including the Merger, (iii) directed that this Agreement be submitted for a vote at a meeting of the Company’s stockholders and (iv) resolved to make the Company Recommendation (provided that any change or other modification or rescission of such recommendation by the Company Board in accordance with Section 6.5 shall not be a breach of the representation in this clause (iv)).

Section 4.4            No Conflict; Required Filings and Consents.

(a)           Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated by this Agreement will (i) violate any provision of the Company Certificate of Incorporation or the Company By-Laws or the equivalent organizational documents of any Subsidiary of the Company or (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 4.4(b) have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to the Company or any of its Subsidiaries or by which any property, right or asset of the Company or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, modification, acceleration or cancellation of, or loss of any benefit under, any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party, or by which any of their respective properties, rights or assets is bound, or result in the creation of a Lien (other than any Permitted Lien or any Lien created as a result of any action taken by Parent or Acquisition Sub), upon any of the properties, rights or assets of the Company or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii) any such conflict, violation, breach, default, termination, modification, acceleration, cancellation, loss of benefit or Lien that would not have a Company Material Adverse Effect or a Transaction Material Adverse Effect.

(b)           No consent, approval, clearance, license, permit, order or authorization (each of the foregoing, a “Consent”) of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) the applicable reporting or other requirements of and filings with the SEC under the Exchange Act (including the filing of the Proxy Statement), (ii) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL and appropriate documents with the relevant authorities of the other jurisdictions in which the Company or any of its Subsidiaries is qualified to do business, (iii) the applicable requirements under corporation or Blue Sky Laws of various states, (iv) such filings as may be required in connection with the Taxes described in Section 8.7, (v) filings with the NYSE, (vi) submission of a filing to CFIUS as described in Section 6.3(d) and receipt of CFIUS Approval, (vii) compliance with and filings or notifications under the HSR Act and any other applicable U.S. or foreign competition, antitrust, or merger control Laws (together with the HSR Act, “Antitrust Laws”) or applicable foreign investment Laws and (viii) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Company Material Adverse Effect (provided that subclause (v) in the definition of “Company Material Adverse Effect” shall be disregarded for purposes of this Section 4.4(b)) or a Transaction Material Adverse Effect.

Section 4.5            Permits; Compliance With Laws.

(a)           The Company and its Subsidiaries are in possession of all franchises, grants, accreditations, registrations, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company and its Subsidiaries to carry on their respective business as it is now being conducted or to own, lease or operate their properties (the “Company Permits”) and all Company Permits are in full force and effect and no suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened, except where the failure to be in possession of or be in full force and effect, or the suspension or cancellation of, any of the Company Permits would not have a Company Material Adverse Effect. No default has occurred under, and there exists no event that, with or without notice, lapse of time or both, would result in a default under, or would give to others any right of revocation, non-renewal, adverse modification or cancellation of any Company Permit, and neither the Company nor any of its Subsidiaries has received any cease and desist letters or written inquiries from any Governmental Authority with respect to any such Company Permit, except, in each case, as would not have a Company Material Adverse Effect.

(b)           Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries are, and since April 1, 2017, have been, in compliance with and not in default or violation of any (i) Law applicable to the Company, any of its Subsidiaries or by which any of their respective properties, rights or assets are bound or (ii) Company Permit. Notwithstanding the foregoing, no representation or warranty in Section 4.5(a) or this Section 4.5(b) is made with respect to Company SEC Documents or financial statements, “disclosure controls and procedures” or “internal control over financial reporting,” employee benefits matters, Intellectual Property Rights matters, Tax matters, real property matters or environmental matters, which are addressed exclusively in Section 4.6 (Company SEC Documents; Financial Statements), Section 4.8 (Disclosure Controls and Procedures), Section 4.12 (Employee Benefit Plans), Section 4.14 (Intellectual Property Rights), Section 4.15 (Taxes), Section 4.17 (Real Property) and Section 4.18 (Environmental), respectively.

(c)            Except as would not have a Company Material Adverse Effect, none of the Company, its Subsidiaries, or any of their respective directors, officers, employees, distributors, suppliers, agents, or other Persons acting for or on behalf of any of any of the foregoing (a) has used any funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, or (b) has taken any act that would cause the Company or any of its Subsidiaries to be violation of any provision of the Foreign Corrupt Practices Act of 1977 (the “FCPA”), the UK Bribery Act 2010 (“Bribery Act”), or any other applicable anti-corruption laws. The Company and its Subsidiaries have implemented and maintain in effect policies and procedures designed to ensure compliance by the Company and its Subsidiaries and their respective directors, officers, employees, distributors, suppliers, agents, and other Persons acting for or on behalf of any of any of the foregoing with the FCPA, the Bribery Act, and any other applicable anti-corruption laws.

(d)           Except as would not have a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance and has for the past five (5) years complied with all applicable U.S. import and export control laws, including statutory and regulatory requirements under the Arms Export Control Act (22 U.S.C. § 2778), the International Traffic in Arms Regulations (22 C.F.R. pt. 120 et seq.), the Export Administration Regulations (15 C.F.R. pt. 730 et seq.), and applicable Sanctions (collectively, the “International Trade Laws”). Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written or, to the Knowledge of the Company, other communication during the past five (5) years from any Governmental Authority that alleges that the Company or any Subsidiary is not, or may not be, in compliance with, or has, or may have, any liability under, applicable International Trade Laws.

Section 4.6            Company SEC Documents; Financial Statements.

(a)           Since April 1, 2017, the Company has timely filed or furnished with the SEC all material forms, documents and reports required to be filed or furnished by it with the SEC (such forms, documents and reports filed with the SEC, including any amendments thereto, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time it was filed (or, if amended, as of the date of the last amendment) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, or are to be made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC or its staff with respect to the Company SEC Documents, and to the Knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation or other governmental investigation regarding the accounting practices of the Company. None of the Subsidiaries of the Company is subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the listing and corporate governance rules and regulations of the NYSE.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (i) complied at the time they were filed as to form in all material respects with the applicable accounting requirements and published rules and regulations of the SEC with respect thereto and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and its consolidated statements of operations and consolidated statements of cash flows for the respective periods then ended (subject, in the case of unaudited interim statements, to normal year-end audit adjustments, none of which would have a Company Material Adverse Effect, to the absence of notes and to any other adjustments described therein, including in any notes thereto) in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form or other rules under the Exchange Act).

Section 4.7            Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company or any of its Subsidiaries expressly for inclusion or incorporation by reference in the proxy statement relating to the matters to be submitted to the Company’s stockholders at the Company Stockholders’ Meeting (such proxy statement and any amendments or supplements thereto, the “Proxy Statement”) shall, at the time the Proxy Statement is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The Proxy Statement will comply as to form in all material respects with the provisions of the Securities Act and the Exchange Act, and the rules and regulations promulgated thereunder and other applicable Law.

Section 4.8             Disclosure Controls and Procedures. The Company has established and maintains “disclosure controls and procedures” and “internal control over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 promulgated under the Exchange Act) as required by Rule 13a-15 promulgated under the Exchange Act that (i) in the case of its “disclosure controls and procedures,” are effective to ensure that material information required to be disclosed by the Company is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act and (ii) in the case of its “internal control over financial reporting,” is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and provides reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements. Neither the Company nor, to the Knowledge of the Company, the Company’s independent registered public accounting firm has identified or been made aware of (A) any “significant deficiency” or “material weakness” (each as defined in Rule 13a-15(f) of the Exchange Act) in the system of internal control over financial reporting utilized by the Company and its Subsidiaries that has not been subsequently remediated or (B) any fraud that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal control over financial reporting utilized by the Company and its Subsidiaries. The Company has disclosed, based on its most recent evaluation of the Company’s internal control over financial reporting prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee since April 1, 2017.

Section 4.9             Absence of Certain Changes or Events. From April 1, 2019 to the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business and (b) there has not been any change, event, occurrence, state of facts, condition, development or circumstances that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. From April 1, 2019 to the date of this Agreement, neither the Company nor any of its Subsidiaries has taken any action that, if taken during the period from the date of this Agreement to the Effective Time, would be prohibited, limited or circumscribed by subsections (b), (d), (g), (h), (j), (k), (l), (n) or, solely with respect to the foregoing subsections, subclause (s) of Section 6.1.

Section 4.10           No Undisclosed Liabilities. Except (a) as reflected, disclosed or reserved against in the Company’s consolidated balance sheet as of March 31, 2019 or the notes thereto included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended March 31, 2019, (b) for liabilities or obligations incurred in the ordinary course of business and consistent with past practice since April 1, 2019, (c) for liabilities or obligations incurred in connection with the transactions contemplated by this Agreement, including the Merger, or (d) for liabilities or obligations that would not have a Company Material Adverse Effect, the Company and its Subsidiaries do not have any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or in the notes thereto) of the Company.

Section 4.11           Litigation. There is, and since April 1, 2019, there has been, no suit, action or proceeding pending or, to the Knowledge of the Company, threatened in writing against the Company or any of its Subsidiaries, that would have a Company Material Adverse Effect or a Transaction Material Adverse Effect, nor is there any judgment or Order of any Governmental Authority outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority involving the Company or any of its Subsidiaries that would have a Company Material Adverse Effect or a Transaction Material Adverse Effect. As of the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of the Company, threatened in writing seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 4.12           Employee Benefit Plans.

(a)           Section 4.12(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan (which list may reference a form of such Company Benefit Plan). For purposes of this Agreement, the term “Company Benefit Plan” shall mean (i) each “employee benefit plan” (as such term is defined in Section 3(3) of ERISA) that the Company or any of its Subsidiaries presently sponsors, maintains, participates in, is a party or contributes to and (ii) each other employee benefit plan, policy, program or arrangement, including any stock option, stock purchase, stock appreciation right or other stock or stock-based incentive, cash bonus or incentive compensation, retirement or deferred compensation, profit-sharing, unemployment or severance compensation, change-in-control, fringe benefit, or employment or consulting or independent contractor, agreement, plan, policy, program or arrangement for the benefit of any current or former employee or director of, or other service provider to the Company or any of its Subsidiaries that does not constitute an “employee benefit plan” (as defined in Section 3(3) of ERISA), that the Company or any of its Subsidiaries presently sponsors, maintains, participates in, is a party or contributes to, or with respect to which the Company or any of its Subsidiaries has any obligation to contribute to or could reasonably be expected to have any liability.

(b)           The Company has made available to Parent a true and complete copy of each material Company Benefit Plan and all amendments thereto and a true and complete copy of the following items (in each case, only if applicable): (i) each trust or other funding arrangement, (ii) each summary plan description and summary of material modifications, (iii) for the most recently completed fiscal year, (A) filed annual report on IRS Form 5500 and attached schedules, (B) audited financial statements and (C) actuarial valuation reports, if any, and (iv) the most recently received IRS determination letter or IRS opinion letter.

(c)           Except as would not have a Company Material Adverse Effect, each of the Company Benefit Plans has been maintained, operated, administered and funded in accordance with its terms and in compliance with ERISA, the Code and other applicable Laws.

(d)           To the Knowledge of the Company, none of the Company, its Subsidiaries, any Company Benefit Plan, any trust created thereunder, or any trustee or administrator thereof has engaged in a transaction in connection with which the Company, any Subsidiary, any Company Benefit Plan, any such trust, or any trustee or administrator thereof, or any party dealing with any Company Benefit Plan or any such trust would reasonably be expected to be subject to either a civil penalty assessed pursuant to Section 409 or 502(i) of ERISA or a tax imposed pursuant to Section 4975 or 4976 of the Code.

(e)           (i) Each Company Benefit Plan intended to be qualified under Section 401(a) of the Code has either received a favorable determination letter from the IRS with respect to each such Company Benefit Plan as to its qualified status under the Code, or with respect to a prototype Company Benefit Plan, the prototype sponsor has received a favorable IRS opinion letter, or the Company Benefit Plan or prototype sponsor has remaining a period of time under applicable Code regulations or pronouncements of the IRS in which to apply for such a letter and make any amendments necessary to obtain a favorable determination or opinion as to the qualified status of each such Company Benefit Plan and (ii) to the Knowledge of the Company, no event has occurred and no circumstances exist since the most recent determination or opinion letter or application therefor relating to any such Company Benefit Plan that would reasonably be expected to adversely affect the qualification of such Company Benefit Plan.

(f)            Neither the Company, its Subsidiaries or any Person that is a member of a “controlled group of corporations” with, or is under “common control” with, or is a member of the same “affiliated service group” with the Company, in each case, as defined in Sections 414(b), (c), (m) or (o) of the Code (each, an “ERISA Affiliate”) has maintained, contributed to, been required to contribute to any plan subject to Title IV or Section 302 of ERISA, or otherwise had any liability under Title IV or Section 302 of ERISA, within the six (6)-year period preceding the Effective Time. No Company Benefit Plan is (i) a “multiple employer plan” (within the meaning of the Code or ERISA), (ii) a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA) or (iii) a “funded welfare benefit plan” subject to Section 419 of the Code.

(g)           Except as would not have a Company Material Adverse Effect, there are no claims pending, or, to the Knowledge of the Company, threatened actions, suits, disputes or claims (other than routine claims for benefits) against or affecting any Company Benefit Plan, by any employee or beneficiary covered under such Company Benefit Plan, as applicable, or otherwise involving such Company Benefit Plan.

(h)           Neither the execution or delivery of this Agreement nor the consummation of the Merger will, either alone or in combination with another event: (i) except as expressly provided in this Agreement, entitle any current or former director, employee, consultant or independent contractor of the Company or any of its Subsidiaries to any payment; (ii) increase the amount or value of any benefit, severance or compensation or other obligation payable or required to be provided to any such director, employee, consultant or independent contractor, or any Company Benefit Plan; (iii) except as expressly provided in this Agreement, accelerate the time of payment or vesting of amounts due to any such director, employee, consultant or independent contractor or accelerate the time of any funding (whether to a trust or otherwise) of compensation or benefits in respect of any of the Company Benefit Plans; (iv) limit or restrict the right to merge, materially amend, terminate or transfer the assets of any Company Benefit Plan on or following the Effective Time; or (v) require a “gross-up,” indemnification for or payment to any individual for any Taxes imposed under Section 409A or Section 4999 of the Code.

(i)            Neither the Company nor its Subsidiaries has any material obligations for post-termination health or life insurance benefits under any Company Benefit Plan (other than for continuation coverage required to be provided pursuant to Section 4980B of the Code).

(j)            Except as would not have a Company Material Adverse Effect, each Foreign Plan (i) has been maintained, operated and administered in compliance with its terms and in compliance with applicable Laws; (ii) if required to be registered or approved by a non-U.S. Governmental Authority, has been registered or approved and has been maintained in good standing with applicable regulatory authorities, and, to the Knowledge of the Company, no event has occurred since the date of the most recent approval or application therefor relating to any such Foreign Plan that would reasonably be expected to adversely affect any such approval or good standing; (iii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; (iv) if required to be fully funded, book-reserved or fully insured, is fully funded, book-reserved or fully insured, as applicable, on an ongoing and termination or solvency basis (in each case, determined using reasonable actuarial assumptions) in compliance with applicable Laws; and (v) is not subject to any pending or, to the Knowledge of the Company, threatened claims by or on behalf of any participant in any Foreign Plan, or otherwise involving any such Foreign Plan or the assets of any Foreign Plan, other than routine claims for benefits.

Section 4.13          Labor Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to or bound by any works council or collective bargaining agreement (each, a “Collective Agreement”), other than industry-wide agreements outside of the U.S. As of the date of this Agreement, there are no material labor-related strikes, walkouts or other material work stoppages pending or, to the Knowledge of the Company, threatened in writing. To the Knowledge of the Company, there is no pending organizing campaign and no labor union or works council has made a pending written demand for recognition or certification, in each case, with respect to any employees of the Company or any of its Subsidiaries.

(b)           The Company and its Subsidiaries are in compliance with applicable Laws with respect to employment (including applicable Laws regarding wage and hour requirements, immigration, discrimination or harassment in employment, terms and conditions of employment, termination of employment, occupational safety and health, employee whistle-blowing, employee privacy, background checks and other consumer reports regarding employees and applicants, employment practices, labor relations, collective bargaining, unemployment insurance, classification of workers as independent contractors, classification of employees as overtime exempt, the collection and payment of withholding and/or social security taxes and any similar tax and workers’ compensation), except for such noncompliance that has not had, and would not have a Company Material Adverse Effect.

(c)            Except as would not have a Company Material Adverse Effect, there are, and since April 1, 2019, there have been, no claims, complaints or charges with respect thereto against the Company or any of its Subsidiaries before the Department of Labor or any similar state, local or foreign agency or before any court or other Governmental Authority or any other person or entity with respect to employees of the Company or any of its Subsidiaries, nor to the Knowledge of the Company are any such claims, complaints or charges threatened in writing.

(d)           Since April 1, 2017, neither the Company nor any of its Subsidiaries has taken any action which would constitute a “plant closing” or “mass layoff” within the meaning of the United States Workers Adjustment and Retraining Notification Act or any similar state or local Law (collectively, the “WARN Act”), issued any notification of a plant closing or mass layoff required by the WARN Act, or incurred any liability or obligation under the WARN Act that remains unsatisfied.

Section 4.14          Intellectual Property Rights.

(a)           Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list in all material respects as of the date of this Agreement of all material worldwide registrations and applications included in the Company Intellectual Property Rights. Except as would not have a Company Material Adverse Effect, all registrations and applications listed on Section 4.14(a) of the Company Disclosure Letter are subsisting and unexpired and, to the Knowledge of the Company, valid and enforceable. Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries own, free and clear of all Liens (other than Permitted Liens) all registrations and applications listed in Section 4.14(a) of the Company Disclosure Letter and all unregistered Intellectual Property Rights that the Company owns or purports to own and are used in and material to the business of the Company and its Subsidiaries as currently conducted. Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received, in the past twenty-four (24) month period, any written charge, complaint, claim, demand or notice challenging the validity of any Intellectual Property Rights owned by the Company and its Subsidiaries (the “Company Intellectual Property Rights”).

(b)          The conduct of the business of the Company and its Subsidiaries as currently conducted does not infringe upon any Intellectual Property Rights other than patents (and to the Knowledge of the Company, patents) of any other Person, except for any such infringement that would not have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received, in the past twenty-four (24) month period, any written charge, complaint, claim, demand or notice alleging any such infringement by the Company or any of its Subsidiaries that has not been settled or otherwise fully resolved, except for any such infringement that would not have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no other Person is infringing any Company Intellectual Property Rights, except for any such infringement as would not have a Company Material Adverse Effect. This Section 4.14(b) and Section 4.11 constitute the only representations and warranties of the Company with respect to any actual or alleged infringement, misappropriation or other violation of any Intellectual Property Rights of any other Person, and no other representation or warranty of the Company shall be construed to be related thereto.

(c)           No software products developed and owned by the Company and its Subsidiaries incorporate any “open source” software in a manner that requires material source code owned by the Company and its Subsidiaries to be disclosed, licensed, publicly distributed, or dedicated to the public, except as would not have a Company Material Adverse Effect.

(d)           To the Knowledge of the Company, the Company and its Subsidiaries are in compliance with all applicable Laws and their own public-facing policies relating to privacy, data protection, and the collection and use of personal information collected, used or held for use by the Company and its Subsidiaries, except where the failure to be in compliance would not be material to the Company and its Subsidiaries, taken as a whole.

(e)           The Company and its Subsidiaries use commercially reasonable efforts to protect the integrity and security of the information technology systems used in the conduct of their respective businesses. In the past twenty-four (24) month period, neither the Company nor any of its Subsidiaries has experienced any unauthorized access to the information technology systems owned by or used by or on behalf of the Company or its Subsidiaries, except as would not have a Company Material Adverse Effect.

Section 4.15          Taxes.

(a)            Except as would not have a Company Material Adverse Effect, (i) the Company and its Subsidiaries have filed all Tax Returns required to be filed, (ii) the Company and its Subsidiaries have paid in full all Taxes (whether or not shown as due on their respective Tax Returns) to the extent payable, or, where payment is not yet due, have made adequate provisions for all Taxes in the financial statements of the Company or its Subsidiaries in accordance with GAAP and (iii) such Tax Returns (taking into account all amendments thereto) are complete and accurate in all material respects.

(b)           Except as would not have a Company Material Adverse Effect, no claim has ever been made by a Taxing authority in a jurisdiction where the Company and/or its Subsidiaries do not file Tax Returns that the Company and/or its Subsidiaries is or may be subject to taxation by, or required to file Tax Returns in, that jurisdiction.

(c)            Except as would not have a Company Material Adverse Effect: (i) neither the Company nor any of its Subsidiaries has received written notice of any audit, examination, investigation or other proceeding from any Governmental Authority in respect of Taxes of the Company or any of its Subsidiaries, which have not been fully paid or settled; (ii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens; (iii) with respect to any tax years open for audit as of the date of this Agreement, neither the Company nor any of its Subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for collection or the assessment of, any Tax due from or with respect to the Company or any of its Subsidiaries for any taxable period; and (iv) no assessment of Tax has been proposed in writing against the Company or any of its Subsidiaries or any of their assets or properties and the Company and its Subsidiaries know of no grounds for any such assessment.

(d)           Neither the Company nor any of its Subsidiaries has engaged in any “listed transaction” as defined in Treasury Regulation Section 1.6011-4(b)(2) in any tax year for which the statute of limitations has not expired.

(e)           Neither the Company nor any of its Subsidiaries has been included in any “consolidated,” “unitary” or “combined” Tax Return provided for under the Laws of the United States with respect to Taxes for any taxable period for which the statute of limitations has not expired (other than a group the common parent of which is the Company).

(f)            Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries (i) has any liability for the Taxes of any Person (other than the Company or its Subsidiaries) under Treasury Regulations Section 1.1502-6 or any similar provision of state, local or non-U.S. Law, (ii) is a party to or bound by any Tax sharing agreement, Tax allocation agreement or Tax indemnity agreement (other than any other commercial agreements or contracts not primarily related to Tax or any agreement among or between only the Company and/or any of its Subsidiaries) or (iii) has been either a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed by Section 355 of the Code in the two (2) year period ending on the date of this Agreement.

(g)           Except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries will be required to include any amounts in income, or exclude any item of deduction, for any taxable period (or portion thereof) ending after the Closing Date as a result of any of the following that occurred or existed on or prior to the Closing Date: (i) a “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), (ii) an installment sale or open transaction, (iii) a prepaid amount, (iv) an intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19 or (v) a change in the accounting method of the Company or any of its Subsidiaries.

(h)           Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have deducted, withheld and timely paid to the appropriate Taxing authority all Taxes required to be deducted, withheld or paid in connection with amounts paid or owing to any employee, former employee, independent contractor, creditor, stockholder or other third party or other Person, and have complied with all reporting and record keeping requirements.

(i)            The Company was not required to include any amounts in income as a result of the application of Code Section 965, and Company has not made any election pursuant to Code Section 965(h).

(j)            Except as would not have a Company Material Adverse Effect, the Company and its Subsidiaries have collected all sales and use Taxes required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Authorities, or have furnished properly completed exemption certificates and have maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(k)           (i) No representation or warranty is made with respect to the amount or availability of any Tax attribute (including a net operating loss or Tax credit) for any taxable period or portion thereof beginning after the Closing Date, and (ii) except with respect to Section 4.12, the representations in this Section 4.15 are the sole and exclusive representations and warranties concerning Tax matters.

Section 4.16          Material Contracts.

(a)           Section 4.16(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each Company Material Contract (other than purchase orders with respect to clause (xi) below). The Company has made available to Parent true and complete copies (including any material amendments or modifications thereto that are currently in effect) of each Company Material Contract. For purposes of this Agreement, “Company Material Contract” means any Contract (other than any Company Benefit Plan) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties, rights or assets are bound, except for this Agreement, that:

(i)              constitutes a “material contract” (as such term is defined in item 601(b)(10) of Regulation S-K of the Securities Act);

(ii)             is a joint venture, alliance or partnership agreement or similar Contract that is material to the operation of the Company and its Subsidiaries, taken as a whole;

(iii)            is a loan, guarantee of indebtedness or credit agreement, note, mortgage, indenture or other binding commitment (other than those solely between the Company and its wholly owned Subsidiaries) relating to indebtedness for borrowed money in an amount in excess of two million dollars ($2,000,000) individually;

(iv)            is an acquisition agreement, asset purchase agreement, stock purchase agreement or other similar Contract (other than agreements to purchase or acquire inventory in the ordinary course of business), pursuant to which (A) the Company or any Subsidiary reasonably expects that it is required to pay total consideration (including assumption of debt) after the date of this Agreement in excess of two million dollars ($2,000,000) or (B) any other Person has the right to acquire any assets of the Company or any of its Subsidiaries (or any interests therein) after the date of this Agreement with a purchase price of more than two million dollars ($2,000,000);

(v)             is a Contract that involves future expenditures or receipts by the Company or any of its Subsidiaries of more than one million dollars ($1,000,000) in any one (1) year period that cannot be terminated on less than ninety (90) days’ notice without material payment or penalty;

(vi)            is a Contract pursuant to which the Company or any of its Subsidiaries is granted or grants any right in or to use any material Intellectual Property Right other than Contracts (A) in which non-exclusive grants of Intellectual Property Rights are made to customers in the ordinary course of business or are incidental and not material to such Contracts or (B) to use commercially available hardware or software, including pursuant to shrink wrap, click through or other standard licensing terms with annual expenditures of less than two million dollars ($2,000,000);

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(vii)           contains any covenant materially restricting the ability of the Company or any of its Affiliates from operating (A) in any line of business or (B) in any geographical area;

(viii)          is a Contract pursuant to which the Company or any of its Subsidiaries is granted any right to use or occupy any Leased Real Property having a remaining term of more than twelve (12) months and involving a payment of more than two hundred thousand dollars ($200,000) annually;

(ix)             is a Contract prohibiting or restricting the payment of dividends or distributions in respect of the equity interests of the Company or any of its Subsidiaries, prohibiting the pledge of equity interests of the Company or any of its Subsidiaries or prohibiting the issuance of indebtedness for borrowed money or guarantees by the Company or any of its Subsidiaries;

(x)             provides for “exclusivity” or any similar requirement in favor of a third party or a “most favored nation” or similar right to any third party that is material to the business of the Company and its Subsidiaries, taken as a whole;

(xi)             is a material Contract with a Significant Customer or Significant Supplier or a material distributor of Company Products; or

(xii)           is a settlement, conciliation or similar agreement (A) with any Governmental Authority, (B) which would require the Company or its Subsidiaries, taken as a whole, to pay consideration of more than two million dollars ($2,000,000) after the date of this Agreement or (C) which subjects the Company or any of its Affiliates to any material ongoing obligations or restrictions.

(b)           Neither the Company nor any of its Subsidiaries is in breach of or default (with or without notice or lapse of time or both) under the terms of any Company Material Contract where such breach or default would have a Company Material Adverse Effect. To the Knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract where such breach or default (with or without notice or lapse of time or both) would have a Company Material Adverse Effect. Each Company Material Contract is in full force and effect and is a valid and binding obligation of the Company or its Subsidiary and, to the Knowledge of the Company, the other parties thereto, except such as would not, individually or in the aggregate, have a Company Material Adverse Effect; provided that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, relating to creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

Section 4.17          Real Property.

(a)           All material real property owned by the Company or any of its Subsidiaries (collectively, the “Owned Real Property”) is disclosed in Section 4.17(a) of the Company Disclosure Letter. With respect to the Owned Real Property, neither the Company nor any of its Subsidiaries has received written notice of any condemnation proceeding or proposed action or agreement for taking in lieu of condemnation (nor, to their Knowledge, is any such proceeding, action or agreement pending or threatened) with respect to any portion of the Owned Real Property.

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(b)           All material real property leased, subleased, licensed or otherwise occupied (whether as a tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any of its Subsidiaries (collectively, including the improvements thereon, the “Leased Real Property”; together with the Owned Real Property, the “Company Real Property”) is disclosed in Section 4.17(b) of the Company Disclosure Letter.

(c)           As of the date of this Agreement, except as would not have a Company Material Adverse Effect, the Company or one of its Subsidiaries has good and marketable fee simple title (or the local legal equivalent) to all Owned Real Property and valid leasehold, subleasehold or license interests in all Leased Real Property free and clear of all Liens, except Permitted Liens.

(d)           As of the date of this Agreement, except as would not have a Company Material Adverse Effect, neither the Company nor any of its Subsidiaries has received any written communication from, or given any written communication to, any other party to a lease for Leased Real Property or any lender, alleging that the Company or any of its Subsidiaries or such other party, as the case may be, is in default under such lease.

(e)           The Company Real Property constitutes all of the material real property used as of the date of this Agreement in the conduct of the business as conducted by the Company and each of its Subsidiaries. Except as set forth in Section 4.17(e) of the Company Disclosure Letter, there are no leases, subleases, assignments, occupancy agreements or other agreements granting to any Person (other than the Company and its Subsidiaries) the right of use or occupancy of any Company Real Property.

Section 4.18          Environmental. Except as would not have a Company Material Adverse Effect:

(a)           the Company and its Subsidiaries are in compliance with all, and have not violated any, applicable Environmental Laws, including possessing all Company Permits required for their operations under applicable Environmental Laws and compliance with the terms of such Company Permits, and all such Company Permits are in full force and effect and no suspension or cancellation of any such Company Permits is pending or, to the Knowledge of the Company, threatened;

(b)           there is no pending or, to the Knowledge of the Company, threatened action in writing or suit or proceeding pursuant to any Environmental Law against the Company or any of its Subsidiaries alleging that the Company or any of its Subsidiaries has been or is in violation or potentially in violation of any applicable Environmental Law or otherwise is or may be liable under any applicable Environmental Law, which violation or liability has not been fully and finally resolved, nor is there any judgment, decree or order relating to Environmental Law outstanding against, or, to the Knowledge of the Company, investigation by any Governmental Authority relating to Environmental Law involving, the Company or any of its Subsidiaries;

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(c)           to the Knowledge of the Company, there is and has been no Release or threatened Release of Hazardous Materials at any property currently or formerly owned, leased, operated by the Company or any of its Subsidiaries or at any other location, that could reasonably be expected to give rise to liability of the Company or any of its Subsidiaries under any Environmental Law; and

(d)           neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any liability or obligation under any Environmental Law or concerning any Hazardous Materials.

The Company has provided to Parent true and complete copies of all Environmental Reports containing material information relating to any non-compliance with Environmental Laws by the Company or any of its Subsidiaries or Releases of Hazardous Materials for which the Company or any of its Subsidiaries are liable that are in the possession or control of the Company or any of its Subsidiaries.

Section 4.19          Takeover Statutes. Assuming the accuracy of the representation contained in Section 5.12, the Company Board has taken such actions and votes as are necessary to render the provisions of Section 203 of the DGCL and any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar Law inapplicable to this Agreement, the Merger or any other transactions contemplated by this Agreement.

Section 4.20          Vote Required. Assuming the accuracy of the representation contained in Section 5.12, the approval of this Agreement by the affirmative vote of a majority of the votes entitled to be cast by the holders of outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting (the “Company Stockholder Approval”) and the Company Stockholder Advisory Vote (regardless of the outcome of such vote) are the only votes of holders of securities of the Company that are required in connection with the consummation of any of the transactions contemplated by this Agreement.

Section 4.21          Brokers. Except for Goldman Sachs & Co. LLC (“Goldman Sachs”), whose fees and expenses shall be borne solely by the Company, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. Section 4.21 of the Company Disclosure Letter sets forth the Company’s good faith estimate, as of the date hereof, of the aggregate amount of all fees and expenses payable by the Company and its Subsidiaries to Goldman Sachs in connection with the transactions contemplated by this Agreement.

Section 4.22          Opinion of Financial Advisor. The Company Board has received the opinion of Goldman Sachs to the effect that, as of the date of such opinion, and subject to the factors, assumptions, qualifications and limitations set forth in such opinion, the Merger Consideration to be paid to the holders (other than Parent and its Affiliates) of Company Common Stock pursuant to this Agreement is fair from a financial point of view to such holders. A copy of such opinion will promptly be delivered to Parent for informational purposes only following receipt hereof by the Company.

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Section 4.23          Insurance. The Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice. The Company and its Subsidiaries have paid, or have caused to be paid, all premiums due under such policies and have not received written notice that they are in default with respect to any obligations under such policies other than as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, all errors and omissions, property and casualty, general liability and business interruption insurance policies of the Company and its Subsidiaries and all self-insurance programs and arrangements relating to the business, assets and operations of the Company and its Subsidiaries are in full force and effect. Neither the Company nor any of its Subsidiaries has received any written notice of cancellation or termination with respect to any existing insurance policy that is held by, or for the benefit of, any of the Company or any of its Subsidiaries, other than as would not have a Company Material Adverse Effect.

Section 4.24          Affiliate Party Transactions. Other than the Company Benefit Plans, no Company Related Party is a party to any Contract, transaction, understanding, indebtedness or other arrangements with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any property used by the Company or its Subsidiaries or has engaged in any transaction with any of the foregoing since April 1, 2017 that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act that has not been disclosed.

Section 4.25          Significant Customers and Suppliers.

(a)           Neither the Company nor any of its Subsidiaries has any outstanding material disputes concerning any products or services developed, manufactured, marketed, sold, licensed, made available, provided or distributed by the Company or its Subsidiaries (“Company Products”) with any customer who in the fiscal years ended March 31, 2018 or March 31, 2019 was one of the twenty (20) largest customers of Company Products based on amounts paid or payable to the Company or its Subsidiaries by such customers (each, a “Significant Customer”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written or oral notice from any Significant Customer that such Significant Customer shall not continue as a customer of the Company or any of its Subsidiaries or that such Significant Customer intends to terminate or materially modify any existing Contracts with the Company or any of its Subsidiaries.

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(b)           Neither the Company nor any of its Subsidiaries has any outstanding material dispute concerning products and/or services provided by any supplier who in the fiscal years ended March 31, 2018 or March 31, 2019 was one of the twenty (20) largest suppliers of Company Products based on amounts paid or payable by the Company and its Subsidiaries to such supplier (each, a “Significant Supplier”). Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, neither the Company nor any of its Subsidiaries has received any written or oral notice from any Significant Supplier that such Significant Supplier shall not continue as a supplier to the Company or any of its Subsidiaries or that such Significant Supplier intends to terminate or materially modify existing Contracts with the Company or any of its Subsidiaries.

Section 4.26          No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, neither the Company nor any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to the Company, any of its Subsidiaries or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to Parent and the Acquisition Sub or any of their Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Without limiting the generality of the foregoing, neither the Company nor any other Person makes or has made any express or implied representation or warranty to Parent, Acquisition Sub or any of their respective Representatives with respect to (a) any financial projection, forecast, estimate or budget relating to the Company, any of its Subsidiaries or their respective businesses or, (b) except for the representations and warranties made by the Company in this Article IV, any oral or written information presented to Parent, Acquisition Sub or any of their respective Representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or the course of the Merger.

Article V

REPRESENTATIONS AND WARRANTIES OF PARENT AND ACQUISITION SUB

Parent and Acquisition Sub hereby jointly and severally represent and warrant to the Company as follows:

Section 5.1            Organization and Qualification. Each of Parent and Acquisition Sub is a corporation, partnership or other entity duly organized, validly existing and (to the extent applicable) in good standing under the laws of the jurisdiction of its incorporation or organization and has the requisite corporate entity power and authority to own, lease and operate its properties, rights and assets and to conduct its business as it is now being conducted, except where the failure to be in good standing or to have such power and authority would not have a Parent Material Adverse Effect. Each of Parent and Acquisition Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the ownership, leasing or operating of its properties, rights or assets, or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Parent Material Adverse Effect. Parent has, prior to the date of this Agreement, made available to the Company a copy of the Parent Organizational Documents, as currently in effect, and Parent is not in violation of any provision of such documents, except as would not have a Parent Material Adverse Effect.

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Section 5.2            Authority Relative to Agreement.

(a)           Parent and Acquisition Sub have all necessary corporate power and authority to (a) execute and deliver this Agreement, (b) perform their covenants and obligations hereunder and (c) subject to the Parent Stockholder Approval (if required by applicable Law), consummate the transactions contemplated by this Agreement, including the Merger. The execution, delivery and performance of this Agreement by Parent and Acquisition Sub, and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, including the Merger, have been duly and validly authorized by all necessary corporate action by Parent and Acquisition Sub, and no other corporate action or proceeding on the part of Parent and Acquisition Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Acquisition Sub and the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement, including the Merger. This Agreement has been duly and validly executed and delivered by Parent and Acquisition Sub and, assuming the due authorization, execution and delivery of this Agreement by the other party hereto, constitutes a legal, valid and binding obligation of Parent and Acquisition Sub, enforceable against Parent and Acquisition Sub in accordance with its terms, except that (i) such enforceability may be subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (ii) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b)           The Parent Board has, by resolutions duly adopted by the requisite vote of the directors, (i) adopted this Agreement and approved the consummation of the transactions contemplated by this Agreement, including the Merger, and (ii) determined that this Agreement and the transactions contemplated by this Agreement are advisable, fair to and in the best interests of Parent and its stockholders, as applicable. Except for the Parent Stockholder Approval (if required by applicable Law), no vote of, or consent by, the holders of any class or series of capital stock of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated by this Agreement or otherwise required by the Parent Organizational Documents, applicable Law (including any stockholder approval provisions under the rules of any applicable securities exchange) or any Governmental Authority.

(c)           The Acquisition Sub Board has, by resolutions duly adopted by the requisite vote of the directors, (i) authorized the execution and delivery of this Agreement and declared advisable and approved the consummation of the transactions contemplated by this Agreement, including the Merger, (ii) directed that this Agreement be submitted for consideration by Acquisition Sub’s sole stockholder and (iii) recommended that the sole stockholder of Acquisition Sub approve the Merger. The sole stockholder of Acquisition Sub, has approved this Agreement and the consummation of the transactions contemplated by this Agreement, including the Merger, and no further vote is required.

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Section 5.3            No Conflict; Required Filings and Consents.

(a)           Neither the execution and delivery of this Agreement by Parent and Acquisition Sub nor the consummation by Parent and Acquisition Sub of the transactions contemplated by this Agreement will (i) violate any provision of the Parent Organizational Documents or Acquisition Sub’s or any of Parent’s Subsidiaries’ certificates of incorporation or by-laws (or equivalent organizational documents), (ii) assuming that the Consents, registrations, declarations, filings and notices referred to in Section 5.3(b) have been obtained or made, any applicable waiting periods referred to therein have expired and any condition precedent to any such Consent has been satisfied, conflict with or violate any Law applicable to Parent or any of its Subsidiaries or by which any property or asset of Parent or any of its Subsidiaries is bound or affected or (iii) result in any breach of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to any right of termination, amendment, acceleration or cancellation of any Contract to which Parent or any of its Subsidiaries is a party, or by which any of their respective properties or assets is bound, or result in the creation of a Lien (other than any Permitted Lien or any Lien created in connection with the Debt Financing), upon any of the material property or assets of Parent or any of its Subsidiaries, other than, in the case of clauses (ii) and (iii), any such conflict, violation, breach, default, termination, amendment, acceleration, cancellation, loss of benefit or Lien that would not have a Parent Material Adverse Effect.

(b)           No Consent of, or registration, declaration or filing with, or notice to, any Governmental Authority is required to be obtained or made by or with respect to Parent or any of its Subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) the applicable reporting or other requirements of and filings with the SEC under the Exchange Act (including the filing of the Proxy Statement), (ii) the filing of the Certificate of Merger with the Secretary of State in accordance with the DGCL and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the Taxes described in Section 8.7, (iv) submission of a filing to CFIUS as described in Section 6.3(d) and receipt of CFIUS Approval, (v) compliance with and filings or notifications under the HSR Act or other Antitrust Laws or applicable foreign investment laws and (vi) such other Consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not have a Parent Material Adverse Effect.

(c)           Parent has obtained approval from the Investment Commission, Ministry of Economic Affairs, Taiwan as an operational headquarters that is exempted from limitations on the amount of investment in mainland China in accordance with the “Regulations Governing the Examination of Investment or Technical Cooperation in Mainland China”, and such approval shall continue to be valid and effective through the Closing Date.

Section 5.4            Absence of Certain Agreements. As of the date of this Agreement, neither Parent nor any of its Affiliates has entered into any contract, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any contract, arrangement or understanding (in each case, whether oral or written), pursuant to which: (a) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal or (b) any Third Party has agreed to provide, directly or indirectly, equity capital to Parent or the Company to finance, in whole or in part, the Merger. As of the date of this Agreement, other than this Agreement and the Voting Agreements, there are no Contracts between Parent or Acquisition Sub or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

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Section 5.5            Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or any of its Subsidiaries expressly for inclusion or incorporation by reference in the Proxy Statement shall, at the time it is first mailed to the Company’s stockholders and at the time of the Company Stockholders’ Meeting to be held in connection with the Merger, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent or Acquisition Sub with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion or incorporation by reference therein.

Section 5.6            Litigation. As of the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of Parent or Acquisition Sub, threatened against Parent, Acquisition Sub or any of its Subsidiaries that would have a Parent Material Adverse Effect, nor is there any judgment of any Governmental Authority outstanding against, or, to the Knowledge of Parent, investigation by any Governmental Authority involving, Parent, Acquisition Sub or any of their Subsidiaries that would have a Parent Material Adverse Effect. As of the date of this Agreement, there is no suit, action or proceeding pending or, to the Knowledge of Parent or Acquisition Sub, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other transactions contemplated by this Agreement.

Section 5.7            Sufficient Funds.

(a)           Parent has delivered to the Company true, correct and complete copies of (i) the executed bridge loan commitment letter (including all exhibits, schedules and annexes thereto, the “Bridge Commitment Letter”) from the Debt Financing Sources party thereto, together with all related fee letters, engagement letters and other agreements (such letters and other agreements, together with the Bridge Commitment Letter, the “Bridge Debt Commitment Documents”), pursuant to which, and subject to the terms and conditions thereof, the Debt Financing Sources party thereto have committed to lend the aggregate amount of debt financing set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (together with any substitute debt financing pursuant to Section 6.11(d), the “Bridge Debt Financing”), (ii) the standby letter of credit (including all exhibits, schedules and annexes thereto, the “Letter of Credit”) issued by the L/C Issuer, pursuant to which, and subject to the terms and conditions thereof, the L/C Issuer has agreed to honor drawings made thereon by Parent for the purpose of funding the transactions contemplated by this Agreement and (iii) the executed shareholder loan agreement letter (including all exhibits, schedules and annexes thereto, the “Shareholder Loan Agreement”) (together with the Bridge Commitment Letter and the Letter of Credit, the “Debt Commitment Letters”) from the “Shareholder” identified therein (the “Shareholder Lender”), together with all related fee letters, engagement letters and other agreements (such letters and other agreements, together with the Shareholder Loan Agreement, the “Shareholder Debt Commitment Documents”; and, the Shareholder Debt Commitment Documents, together with the Bridge Debt Commitment Documents and the Letter of Credit, collectively, the “Debt Commitment Documents”) (provided that, solely with respect to any such fee letters included in the Bridge Debt Commitment Documents, the fee amounts (none of which affects conditionality) may be redacted from such true, correct and complete copies), pursuant to which, and subject to the terms and conditions thereof, the Shareholder Lender party thereto has committed to lend the aggregate amount of debt financing set forth therein to Parent for the purpose of funding the transactions contemplated by this Agreement (together with any substitute debt financing pursuant to Section 6.11(d), the “Shareholder Debt Financing” and together with the Bridge Debt Financing, the “Debt Financing”).

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(b)           As of the date hereof, the Debt Commitment Documents are in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. Each of the Debt Commitment Documents, in the form so delivered, is a legal, valid and binding obligation of Parent and, to the Knowledge of Parent, the other parties thereto and enforceable in accordance with their respective terms against Parent and, to the Knowledge of Parent, against each of the other parties thereto (except to the extent that enforceability may be limited by the applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, other than the Debt Commitment Documents, there are no engagement letters, side letters, contracts or other agreements or arrangements relating to the Debt Financing or to the ability of Parent to make a drawing on the Letter of Credit or the issuer thereof to honor such drawing. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, (i) would constitute a default or breach on the part of Parent or Acquisition Sub, or, to the Knowledge of Parent, on the part of any other party thereto, under any term, (ii) would, or would reasonably be expected to, result in a failure of any condition to the full funding under the Debt Commitment Letters or (iii) would, or would reasonably be expected to, otherwise result in any portion of the Debt Financing or the Letter of Credit contemplated thereby to be unavailable on a timely basis, and in any event, not later than the Closing. As of the date hereof, neither Parent nor Acquisition Sub has reason to believe that it will be unable to satisfy on a timely basis, and in any event, not later than the Closing, any term or condition of the Debt Commitment Documents required to be satisfied by it. Parent and/or Acquisition Sub have fully paid any and all commitment fees or other fees required by the Debt Commitment Documents to be paid on or before the date of this Agreement. Assuming the conditions set forth in Section 7.1 and Section 7.2(c) are satisfied or (to the extent permitted by Law) waived at Closing and assuming no breach by the Company of its representations, warranties and covenants hereunder such that the conditions set forth in Section 7.2 would fail to be satisfied, the aggregate proceeds from the Debt Financing (including, if applicable, the Letter of Credit) (after netting out applicable fees, expenses, original issue discount and similar premiums and charges and after giving effect to the maximum amount of “flex” (including any original issue discount flex) provided for under the Debt Financing) when funded in accordance with the Debt Commitment Letters, together with cash on hand of Parent and its Subsidiaries, in the aggregate shall be sufficient to (i) fund all of the amounts required to be provided by Parent for the consummation of the transactions contemplated by this Agreement and (ii) satisfy all of Parent’s and Acquisition Sub’s obligations under this Agreement, including the payment of the Aggregate Merger Consideration and the payment of all Expenses of the Merger (including any repayment or refinancing of indebtedness of Parent, Acquisition Sub or the Company required in connection therewith (including any Debt Payoff Amount pursuant to Section 6.13). There are no conditions precedent or contingencies related to the funding or investing, as applicable, of the full amount of the Debt Financing and the Letter of Credit at or prior to the Closing, other than as expressly set forth in or contemplated by the Debt Commitment Letters.

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Section 5.8            Capitalization of Acquisition Sub. As of the date of this Agreement, the authorized share capital of Acquisition Sub consists of 1,000 shares, $0.01 par value per share, all of which are validly issued and outstanding. All of the issued and outstanding share capital of Acquisition Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Acquisition Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and other transactions contemplated by this Agreement.

Section 5.9            Interest in Competitors. Except as disclosed in the consolidated financial statements of Parent for the year ended December 31, 2018, Parent and Acquisition Sub do not own any interest, nor do any of their respective Affiliates insofar as such Affiliate-owned interests would be attributed to Parent or Acquisition Sub under the HSR Act, above five percent (5%) in any Person (other than Parent or any of its Subsidiaries) that derives revenues from products, services or lines of business within the Company’s products, services or lines of business.

Section 5.10          Brokers. Except for Citigroup Global Markets Taiwan Securities Co. Limited, whose fees and expenses shall be borne solely by Parent, no broker, finder, investment banker, consultant or intermediary is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with the Merger or any of the other transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, Acquisition Sub, or any of their respective Subsidiaries.

Section 5.11          Solvency. None of Parent or Acquisition Sub is entering into the transactions contemplated by this Agreement with the actual intent to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (i) that the Company is Solvent immediately prior to the Effective Time (and, before giving effect to the incurrence of the Debt Financing and the consummation of the transactions contemplated by this Agreement and such Debt Financing), (ii) satisfaction of the conditions to Parent’s and Acquisition Sub’s obligations to consummate the Merger as set forth herein, or the waiver of such conditions, (iii) the reasonableness of any estimates, projections or forecasts of the Company and its Subsidiaries and that such estimates, projections or forecasts have been prepared in good faith based upon assumptions that were and continue to be reasonable and (iv) the accuracy of the representations and warranties of the Company set forth in Article IV and any certificate delivered in connection herewith in all material respects, without giving effect to any knowledge, materiality, Company Material Adverse Effect or Transaction Material Adverse Effect qualification or exception contained therein, at the Effective Time, each of Parent and Acquisition Sub will, after giving effect to all of the transactions contemplated by this Agreement, including the Debt Financing, any alternative financing and the payment of the Aggregate Merger Consideration, the Debt Payoff Amount and any amounts payable pursuant to Section 3.3, the payment of all other amounts required to be paid in connection with the consummation of the transactions contemplated by this Agreement and the payment of all related fees and Expenses, be Solvent at and immediately after the Effective Time. As used in this Section 5.11, the term “Solvent” means, with respect to a particular date, that on such date, (a) Parent and Acquisition Sub, and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, are able to pay their respective indebtedness and other liabilities, contingent or otherwise, as the indebtedness and other liabilities become due in the usual course of business, (b) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries, have total “fair saleable value” (determined on a going concern basis) of assets not less than the sum of such entity’s liabilities, contingent or otherwise, as of such date and (c) each of Parent and Acquisition Sub and, after the Merger, Parent and the Surviving Corporation and its Subsidiaries has sufficient capital and liquidity with which to conduct its business. For purposes of this Section 5.11, the amount of any contingent liabilities at any time shall be computed as the amount that, in light of all the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability.

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Section 5.12          Share Ownership. None of Parent, Acquisition Sub or their respective controlled Affiliates has been, at any time during the three (3) years preceding the date of this Agreement, an “interested stockholder” of the Company, as defined in Section 203 of the DGCL. As of the date of this Agreement, none of Parent, Acquisition Sub or their respective controlled Affiliates owns (directly or indirectly, beneficially or of record) any Company Common Stock and none of Parent, Acquisition Sub or their respective controlled Affiliates holds any rights to acquire any Company Common Stock except pursuant to this Agreement.

Section 5.13          Vote Required. Except for the Parent Stockholder Approval (if required by applicable Law), no vote of holders of securities of Parent that is required in connection with the consummation of any of the transactions contemplated by this Agreement.

Section 5.14          Acknowledgment of Disclaimer of Other Representations and Warranties. Except for the representations and warranties expressly set forth in this Article V, none of Parent, Acquisition Sub or any other Person makes or has made any representation or warranty of any kind whatsoever, express or implied, at Law or in equity, with respect to Parent or Acquisition Sub or their Affiliates or their respective business, operations, assets, liabilities, conditions (financial or otherwise), notwithstanding the delivery or disclosure to the Company or any of its Affiliates or Representatives of any documentation, forecasts or other information with respect to any one or more of the foregoing. Each of Parent and Acquisition Sub has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and its Subsidiaries, and acknowledges that, as of the date hereof, they and their Representatives (i) have received adequate access to (A) such books and records, facilities, properties, premises, equipment, contracts and other assets of the Company and its Subsidiaries which they and their Representatives have requested to review and (B) the electronic and physical datarooms in connection with the transaction contemplated by this Agreement, and (ii) have had adequate opportunity to meet with the management of the Company and its Subsidiaries and to discuss the business and assets of the Company and its Subsidiaries. In making its determination to proceed with the transactions contemplated by this Agreement, including the Merger, each of Parent and Acquisition Sub has relied solely on the results of its own independent review and analysis and the covenants, representations and warranties of the Company contained in this Agreement. Parent and Acquisition Sub hereby acknowledge that, notwithstanding anything contained in this Agreement to the contrary, (i) neither the Company nor any of its Subsidiaries, nor any other Person, makes or has made or is making any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to the accuracy or completeness of any information provided or made available to Parent, Acquisition Sub or any of their respective Representatives or any information developed by Parent, Acquisition Sub or any of their respective Representatives other than those expressly given solely by the Company in Article IV of this Agreement; and (ii) neither Parent nor Acquisition Sub is relying on any express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective business or operations, including with respect to the accuracy or completeness of any information provided or made available to Parent, Acquisition Sub or any of their respective Representatives or any information developed by Parent, Acquisition Sub or any of their respective Representatives other than those expressly given solely by the Company in Article IV of this Agreement. In connection with Parent’s and Acquisition Sub’s independent investigation, Parent and Acquisition Sub, as well as their Representatives, may have certain projections and other forecasts, including projected financial statements, cash flow items, certain business plan information and other data related to the Company or its Subsidiaries. Parent and Acquisition Sub acknowledge that (i) there are uncertainties inherent in attempting to make such projections, forecasts and plans, (ii) they are familiar with such uncertainties and are taking responsibility for making their own evaluation of the adequacy and accuracy of all projections, forecasts and plans so furnished to them and (iii) no Person (including Parent, Acquisition Sub or their Representatives) shall have any claim against anyone with respect to any of the foregoing.

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Article VI

COVENANTS AND AGREEMENTS

Section 6.1            Conduct of Business by the Company Pending the Merger. The Company covenants and agrees that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as may be required by applicable Law, (b) as may be agreed to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (c) as may be expressly required or permitted pursuant to this Agreement, or (d) as set forth in Section 6.1 of the Company Disclosure Letter, (x) the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in the ordinary course of business consistent with past practice, and the Company shall, and shall cause its Subsidiaries to, use their respective commercially reasonable efforts to preserve in all material respects their respective current business organizations and keep available the services of their respective key employees, and to preserve in all material respects their respective present relationships with key customers, suppliers and other Persons with which it has material business relations; provided that no action by the Company or its Subsidiaries with respect to the matters specifically addressed by any provision of this Section 6.1 shall be deemed a breach of this sentence, unless such action would constitute a breach of such relevant provision; and (y) the Company shall not, and shall not permit any of its Subsidiaries to:

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(a)           amend or otherwise change the Company Certificate of Incorporation or the Company By-Laws (or such equivalent organizational or governing documents of any of its Subsidiaries);

(b)           split, combine, reclassify, redeem, repurchase or otherwise acquire or amend the terms of any capital stock or other equity interests or rights (except in connection with (i) the acceptance of shares of Company Common Stock as payment for the per share exercise price of the Company Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of Company Equity Awards, in each case, in accordance with the applicable Company Stock Plan, or (ii) the forfeiture of Company Equity Awards);

(c)            issue, sell, pledge, dispose, encumber or grant any shares of its or its Subsidiaries’ capital stock or other equity interests, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its Subsidiaries’ capital stock or equity interests, except for transactions among the Company and its direct or indirect wholly owned Subsidiaries or among the Company’s direct or indirect wholly owned Subsidiaries; provided, however, that the Company may issue shares of Company Common Stock upon the exercise of any vested Company Option or settlement of any other Company Equity Award that becomes vested, in either case, (i) as is outstanding as of the date of this Agreement or (ii) as may be granted after the date of this Agreement in accordance with Section 6.1(f);

(d)           authorize, declare, pay or make any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to the Company’s or any of its Subsidiaries’ capital stock or other equity interests, other than dividends paid by any wholly owned Subsidiary of the Company to the Company or any wholly owned Subsidiary of the Company;

(e)           except as required pursuant to existing written Company Benefit Plans set forth in Section 4.12(a) of the Company Disclosure Letter or otherwise required by Law, (i) increase the compensation payable or to become payable or benefits provided or to be provided to (A) any current or former member of the Company Board or any of the board of directors of any of the Company’s Subsidiaries or (B) any current or former employee or independent contractor of the Company or any of its Subsidiaries, except, in the ordinary course of business of the Company consistent with past practice, to any current employee of the Company or its Subsidiaries with an annual base salary of less than one hundred fifty thousand dollars ($150,000), (ii) except for severance or termination benefits under applicable Company Benefit Plans set forth on Section 4.12(a) of the Company Disclosure Letter granted to newly hired employees hired to fill vacancies in the ordinary course of business of the Company consistent with past practice, grant the opportunity to participate in any severance or termination pay plans, (iii) establish, adopt, enter into, materially amend or terminate any Company Benefit Plan (or any arrangement which in existence as of the date of this Agreement would constitute a Company Benefit Plan), or any other plan, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees of, or other service providers to, the Company or any of its Subsidiaries or any of their respective beneficiaries, (iv) hire or terminate (other than for cause) any employee or consultant (who is a natural person), other than the hiring of replacements on substantially similar terms as similarly-situated individuals or the hiring or termination of individuals with an annual base salary of less than, or which is expected to be less than, one hundred fifty thousand dollars ($150,000), or (v) loan or advance any money or any other property to any present or former director, officer, employee or consultant (who is a natural person) of the Company or any of its Subsidiaries;

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(f)            except as required pursuant to existing written Company Benefit Plans set forth in Section 4.12(a) of the Company Disclosure Letter (i) grant, confer or award any Company Equity Awards or other equity-based awards, convertible securities or any other rights to acquire any of the Company’s, or any of its Subsidiaries’, capital stock, whether settled in cash or shares of Company Common Stock or (ii) take any action to accelerate the vesting, funding or payment of, or lapsing of restrictions with respect to, any equity-based compensation or other long-term incentive compensation under any Company Stock Plan;

(g)           (i) acquire (including by merger, consolidation, or acquisition of stock or assets), except in respect of any merger, consolidation, business combination among the Company and its wholly owned Subsidiaries or among the Company’s wholly owned Subsidiaries, any corporation, partnership, limited liability company, other business organization or any division or material amount of assets thereof, except with respect to acquisitions with collective purchase prices not exceeding one and a half million dollars ($1,500,000) in the aggregate, or (ii) sell, lease, license, abandon, encumber or otherwise subject to a Lien other than a Permitted Lien (disregarding clause (iii) of the definition of Permitted Lien) or otherwise dispose of any properties, rights or assets of the Company or its Subsidiaries having a value exceeding one and a half million dollars ($1,500,000) individually or in the aggregate; other than (A) sales of inventory in the ordinary course of business consistent with past practice, (B) abandonment or permitting to lapse or be cancelled any Intellectual Property Rights (other than those that are material to the business) and non-exclusive licenses of Intellectual Property Rights, in each case, in the ordinary course of business or (C) pursuant to agreements existing as of the date of this Agreement to the extent made available to Parent or Acquisition Sub;

(h)           (i) repurchase, redeem, defease, cancel, prepay, forgive, issue, sell or otherwise incur, or amend in any material respect the terms of, any indebtedness for borrowed money or any debt securities of the Company or any of its Subsidiaries, or assume or guarantee or otherwise become responsible for any such indebtedness for any Person (other than a Subsidiary), except for (A) any prepayment of indebtedness in connection with the repayment and discharge of the Company Debt pursuant to Section 6.13 and (B) indebtedness incurred or commitments to extend credit obtained (1) (I) under the Company’s existing credit facilities (other than the BofA Loan Agreement) or any other Company Material Contract in existence prior to the date hereof and disclosed in Section 6.1(h)(i) of the Company Disclosure Letter, (II) under the BofA Loan Agreement or any credit facilities established in replacement thereof pursuant to clause (B)(1)(III) below and (III) to replace, renew, extend, refinance or refund the aggregate amount of commitments (whether drawn or undrawn) under the BofA Loan Agreement in an aggregate amount not to exceed two hundred million dollars ($200,000,000) (plus unpaid accrued interest thereon, and underwriting discounts, fees, commissions and expenses associated with such replacement, renewal, extension, refinancing or refunding); provided that, with respect to any incurrence of indebtedness incurred after the date hereof and pursuant to clauses (B)(1)(I), (II) and (III) above, that would, after giving effect to such incurrence, when aggregated with all other such outstanding indebtedness incurred in reliance upon such clauses, exceed one million dollars ($1,000,000), the Company shall inform and discuss with Parent within a reasonable time prior to the incurrence of any such indebtedness and Company shall notify Parent of the primary reason for such incurrence prior to such incurrence, (2) under capital leases, purchase money financing, equipment financing and letters of credit in the ordinary course of business consistent with past practice or (3) between or among the Company and/or any of its Subsidiaries in the ordinary course of business consistent with past practice or (ii) make any loans, advances or capital contributions to, or investments in, any Person, except for loans, advances, capital contributions, or investments made (A) pursuant to any Company Material Contract in existence as of the date hereof and disclosed in Section 6.1(h)(ii) of the Company Disclosure Letter, or (B) between or among the Company and/or any of its Subsidiaries in the ordinary course, consistent with past practice;

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(i)            enter into, modify, amend, cancel or terminate any Company Material Contract or any Contract that, if in effect on the date of this Agreement, would be a Company Material Contract other than (x) in the ordinary course of business or (y) in connection with (A) the replacement, renewal, extension, refinancing, refunding, repayment and/or discharge of indebtedness pursuant to Section 6.1(h) or (B) any amendment or modification to, or waiver or consent under, the BofA Loan Agreement and/or Portuguese Loan Agreements pursuant to Section 6.12;

(j)            make any material change to (x) its methods of accounting in effect as of March 31, 2019, except (i) as required by GAAP (or any interpretation thereof), Regulation S-X or a Governmental Authority or quasi-Governmental Authority (including the Financial Accounting Standards Board or any similar organization), or (ii) as required by a change in applicable Law or (y) the security of its information technology systems in any matter materially adverse to the business of the Company and its Subsidiaries, except as required by applicable Law;

(k)           adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization;

(l)            settle or compromise any litigation, suit, action, proceeding or investigation other than settlements or compromises of litigation, suits, actions, proceedings or investigations in the ordinary course of business consistent with past practice where the amount paid in settlement or compromise, in each case, does not exceed the amount set forth in Section 6.1(l) of the Company Disclosure Letter and which do not impose any material restrictions on the operations or businesses of the Company or its Subsidiaries, taken as a whole;

(m)          incur, authorize or commit to incur capital expenditures in the aggregate in any period in excess of the aggregate amount of capital expenditures for such period set forth in the capital expenditures budget set forth in Section 6.1(m) of the Company Disclosure Letter;

(n)           other than as required by applicable Law or GAAP, (i) make any material change to any method of Tax accounting, (ii) make, revoke or change any material Tax election, (iii) surrender any claim for a refund of material Taxes, (iv) enter into any closing agreement with respect to any material Taxes, (v) amend any material Tax Return, (vi) settle or compromise any material Tax liability, (vii) seek any material Tax ruling from any Tax authority or (viii) consent to any extension or waiver of the limitation period applicable to any material Taxes;

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(o)           effect or permit a plant closing or mass layoff under the WARN Act;

(p)            voluntarily recognize any labor union, works council or similar organization as the representative body of any employees of the Company or any of its Subsidiaries, or enter into a collective bargaining or other Contract with respect to such organization;

(q)           (i) enter into or amend in any manner any Contract with any Company Related Party (other than the Company or its Subsidiaries) or any other Person covered under Item 404 of Regulation S-K under the Securities Act or (ii) make any payment to any Affiliate of the Company or any other Person covered under Item 404 of Regulation S-K under the Securities Act (other than any payments pursuant to contracts made available to Parent prior to the date of this Agreement or as permitted by Section 6.1(e));

(r)            adopt a stockholder rights plan, “poison pill” or similar agreement that is, or at the Effective Time will be, applicable to this Agreement, the Merger or the other transactions contemplated by this Agreement; or

(s)            except as otherwise permitted by clauses (a) through (r) above, enter into any agreement to do any of the foregoing.

Section 6.2             Preparation of the Proxy Statement; Company Stockholders’ Meeting; Parent Stockholders’ Meeting.

(a)            As promptly as practicable after the date of this Agreement (and within thirty five (35) Business Days after the date of this Agreement), (i) the Company shall prepare the Proxy Statement, (ii) Parent and Acquisition Sub shall furnish to the Company all information concerning themselves and their Affiliates that is required to be included in the Proxy Statement by applicable Law and shall promptly provide such other assistance in the preparation of the Proxy Statement as may be reasonably requested by the Company from time to time, and (iii) subject to the receipt from Parent and Acquisition Sub of the information described in clause (ii) above, the Company shall file the Proxy Statement with the SEC. The Company shall, as promptly as practicable after receipt thereof, provide Parent with copies of any written comments, and advise Parent of any oral comments, with respect to the Proxy Statement received from the SEC or its staff. Prior to responding to any comments of the SEC or its staff, the Company shall provide Parent and its counsel a reasonable opportunity to review and propose comments on such response and the Company shall consider in good faith such comments reasonably and timely proposed for inclusion therein. The Company shall use reasonable best efforts (with the assistance of, and after consultation with, Parent as provided by this Section 6.2(a)) to respond as promptly as reasonably practicable to any comments from the SEC with respect to the Proxy Statement and the Company shall use reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as reasonably practicable. No filing or mailing of, or amendment or supplement to, the Proxy Statement will be made by the Company without providing Parent and its counsel a reasonable opportunity to review and comment thereon (which reasonable and timely comments shall be considered by the Company in good faith).

(b)           If, at any time prior to the Company Stockholders’ Meeting, any information relating to Parent, Acquisition Sub or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent, Acquisition Sub or the Company which should be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the party that discovers such information shall promptly notify the other parties hereto, and, to the extent required by Law, the Company shall promptly file an appropriate amendment or supplement describing such information with the SEC and disseminate such amendment or supplement to the Company’s stockholders in accordance with applicable Law.

(c)            The Company shall, as promptly as practicable following the date on which the SEC confirms that it has no further comments on the Proxy Statement, (i) take all action required, including under the DGCL, the Company Certificate of Incorporation, the Company By-Laws and the applicable rules of the NYSE, to establish a record date for and give notice of a meeting of its stockholders, for the purpose of voting upon the approval of the Merger and holding the Company Stockholder Advisory Vote (the “Company Stockholders’ Meeting”), (ii) cause the Proxy Statement to be mailed to the Company’s stockholders as of the record date established for the Company Stockholders’ Meeting and (iii) take all action reasonably required, including under the DGCL, the Company Certificate of Incorporation, the Company By-Laws and the applicable rules of the NYSE, to duly call, convene and hold the Company Stockholders’ Meeting as soon as reasonably practicable following the mailing of the Proxy Statement to the Company’s stockholders (but in any event within forty five (45) days after the SEC clears the Proxy Statement) with the record date and meeting date of the Company Stockholders’ Meeting to be selected after reasonable consultation with Parent; provided that the Company may postpone or adjourn the Company Stockholders’ Meeting (i) with the consent of Parent and Acquisition Sub (which consent shall not be unreasonably withheld, conditioned or delayed), (ii) for the absence of a quorum, (iii) after consultation with Parent, to allow reasonable additional time for any supplemental or amended disclosure which the Company has determined in good faith after consultation with its outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting or (iv) to allow additional solicitation of votes in order to obtain the Company Stockholder Approval; provided, however, that the Company Stockholders’ Meeting shall not be postponed or adjourned (x) by more than ten (10) Business Days at a time and (y) with respect to clause (ii) or clause (iv) above, to a date that is more than thirty (30) days after the date on which the Company Stockholders’ Meeting was (or was required to be) originally scheduled, in each case without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). In no event will the record date of the Company Stockholders’ Meeting be changed without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required by applicable Law. The Company shall, through the Company Board, but subject to the right of the Company Board to make an Adverse Recommendation Change pursuant to Section 6.5, provide the Company Recommendation and shall include the Company Recommendation in the Proxy Statement, and, unless there has been an Adverse Recommendation Change in accordance with Section 6.5, the Company shall use reasonable best efforts to solicit proxies in favor of the Company Stockholder Approval. The Company shall keep Parent reasonably informed on a reasonably current basis, and promptly upon Parent’s written request, of the status of its efforts to solicit the Company Stockholder Approval. Parent and Acquisition Sub shall vote all shares of Company Common Stock held by them in favor of the adoption of this Agreement.

(d)            Parent shall, as promptly as practicable following the date it is determined that such meeting is required by applicable Law: (i) take all action required to establish a record date for and give notice of an extraordinary meeting of its stockholders, for the purpose of voting upon the approval of the Merger (the “Parent Stockholders’ Meeting”) and (ii) take all action required to duly call, convene and hold the Parent Stockholders’ Meeting. Parent shall provide the Company and its advisors with a reasonable opportunity to review and propose comments to the meeting materials for the Parent Stockholders’ Meeting, and Parent shall consider in good faith such comments reasonably and timely proposed for inclusion therein. In no event will the record date of the Parent Stockholders’ Meeting be changed without the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed), unless required by applicable Law.

Section 6.3             Appropriate Action; Consents; Filings.

(a)            Subject to the terms and conditions of this Agreement (including the limitations set forth in Section 6.5), the parties hereto will use their respective reasonable best efforts to consummate and make effective the transactions contemplated by this Agreement and to cause the conditions to the Merger set forth in Article VII to be satisfied, including using reasonable best efforts to accomplish the following: (i) the obtaining of all necessary actions or non-actions, Consents and approvals from Governmental Authorities necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger, and the making of all necessary notices, registrations and filings (including filings with Governmental Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval from, or to avoid an action or proceeding by, any Governmental Authority necessary in connection with the consummation of the transactions contemplated by this Agreement, including the Merger; (ii) the obtaining of all other necessary Consents, approvals or waivers from or the making of notices to Third Parties; and (iii) responding as promptly as reasonably practicable to any inquiries from, and supplying as promptly as reasonably practicable any additional information or documentation that may be requested by, a Governmental Authority in connection with the transactions contemplated by this Agreement. Each of the parties hereto shall promptly (and in no event later than thirty five (35) Business Days following the date that this Agreement is executed) make its respective filings under the HSR Act, and any other applications and filings required under any Antitrust Laws in the jurisdictions listed in Section 6.3(a) of the Company Disclosure Letter with respect to the transactions contemplated by this Agreement, including the Merger. Notwithstanding anything in this Agreement to the contrary, obtaining any Consents, approvals or waivers of or making any notice to any Third Party pursuant to Section 6.3(a)(ii) above or otherwise shall not be considered a condition to the obligations of Parent and Acquisition Sub to consummate the Merger.

(b)           Parent and Acquisition Sub agree to use reasonable best efforts (and to cause their Subsidiaries to use reasonable best efforts) to avoid or eliminate each and every impediment and obtain all Consents under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Authority, in each case, with competent jurisdiction, so as to enable the parties to consummate the transactions contemplated by this Agreement, including the Merger, prior to the Termination Date, including committing to or effecting, by consent decree, hold separate orders, trust, or otherwise, the sale or other disposition of such assets or businesses of Parent, the Company or their respective Subsidiaries as are required to be divested in order to avoid the entry of, or to effect the dissolution of or vacate or lift, any Order, that would otherwise have the effect of preventing or materially delaying the consummation of the Merger and the other transactions contemplated by this Agreement as promptly as practicable prior to the Termination Date (collectively, a “Remedy”); provided that Parent and Acquisition Sub shall not be required or obligated (and nothing contained in this Section 6.3 or this Agreement shall require or obligate Parent and Acquisition Sub) to take or agree to any Remedy or any other action that would result in or account for, either individually or in the aggregate, the one year loss of net worldwide sales revenues (as measured by 2019 sales revenue) in excess of ninety five million dollars ($95,000,000) to Parent, the Company and their respective Subsidiaries (taken as a whole, after giving effect to the Merger); provided, further, that any such action contemplated by this Section 6.3(b) is conditioned upon the consummation of the Merger. Without limiting the foregoing, in no event shall the Company or any of its respective Subsidiaries propose, negotiate, effect or agree to any action contemplated by this Section 6.3(b) without the prior written consent of Parent.

(c)            Each of the parties hereto will, subject to applicable Law, furnish to the other such necessary information and reasonable assistance as the other may reasonably request in connection with the preparation of any required governmental filings or submissions or substantive communications and will cooperate in responding to any inquiry from a Governmental Authority, including (i) promptly informing the other party of such inquiry, (ii) consulting in advance before making any presentations or submissions to a Governmental Authority, (iii) giving the other party the opportunity to attend and participate in any meetings, discussions or substantive telephone calls with any Governmental Authority, to the extent not prohibited by such Governmental Authority, and (iv) supplying each other with copies of all material correspondence, filings or communications between any party and any Governmental Authority with respect to this Agreement. Parent and the Company shall (to the extent permitted under applicable Law) consult with the other party in advance of any meeting, discussion or teleconference with any Governmental Entity or, in connection with any proceeding by a private party, with any other person, and, to the extent not prohibited by the Governmental Entity or other person, give the other party the opportunity to attend and participate in such meetings, discussions and teleconferences. The parties shall discuss in advance the strategy and timing for obtaining any clearances required or advisable under any applicable Law in connection with this Agreement or the transactions contemplated by this Agreement; provided, however, that Parent shall take the lead in all meetings and communications with any Governmental Authority in connection with obtaining such clearances required under any Antitrust Law. Any materials exchanged by the parties pursuant to this Section 6.3 may be redacted or withheld as necessary to address reasonable privilege or confidentiality concerns, and to remove references concerning the valuation of the Company or Parent’s consideration of the transactions contemplated by this Agreement or other competitively sensitive material; provided, further, that the parties hereto may, as they deem advisable and necessary, designate any materials provided to the other under this Section 6.3 as “outside counsel only.”

(d)            Each party shall, and shall cause its Affiliates to, use its reasonable best efforts to obtain the CFIUS Approval. Such efforts shall include promptly (and not later than fifteen (15) Business Days after the date of this Agreement, unless otherwise agreed by the parties) making any draft filing required in connection with the CFIUS Approval in accordance with the DPA, promptly making any final filing in connection with the CFIUS Approval and in accordance with the DPA after receipt of confirmation that CFIUS has no further comment to the draft filing, and providing any information requested by CFIUS or any other agency or branch of the U.S. government in connection with the CFIUS review or investigation of the transactions contemplated by this Agreement within the timeframes set forth in the DPA, and if CFIUS suggests or requests that, or if the parties determine it to be appropriate that, the parties withdraw and resubmit the filing submitted to CFIUS pursuant to this Section 6.3(d), each party shall cooperate in withdrawing and resubmitting the CFIUS filing; provided, however, that neither party shall be under any obligation to cooperate to resubmit such filing if the CFIUS Approval could not be obtained before the Termination Date because the Termination Date would occur before the conclusion of the forty-five (45) day review period as defined by the DPA.

(e)            With respect to Parent, such efforts shall also include taking or causing to be taken all action necessary to obtain the CFIUS Approval that is customary for obtaining such approval so as to enable the consummation of the Closing, including entering into a mitigation agreement, letter of assurance, national security agreement, proxy agreement, trust agreement or other similar arrangement or agreement in relation to the business and assets of Parent or the Company, or otherwise divesting or agreeing to divest assets of Parent, with mitigation and related terms and conditions that are customary for such arrangements or agreements; provided, however, that Company and Parent shall not be required to take or cause to be taken or agree to take any action in connection with this Agreement or any transactions contemplated by this Agreement unless such action would be conditioned upon or occur subsequent to the Closing.

(f)             Parent and Acquisition Sub agree to use reasonable best efforts (and to cause their Subsidiaries to use reasonable best efforts) to avoid or eliminate each and every impediment and to obtain the approvals of foreign investment and investment in mainland China for the purpose of the Merger and the other transactions contemplated by this Agreement issued by the Investment Commission, Ministry of Economic Affairs, Taiwan.

(g)            If required by applicable Law, each party shall, and shall cause its respective Affiliates to, use reasonable best efforts to provide prior notifications, and obtain any approvals or clearance from any applicable governmental bodies, including, in connection with Japanese foreign exchange Law.

Section 6.4             Access to Information; Confidentiality. Upon reasonable notice, the Company shall (and shall cause each of its Subsidiaries to) afford to the representatives, officers, directors, employees, agents, attorneys, accountants, Affiliates, consultants, financing sources, financial advisors and other advisors (“Representatives”) of Parent reasonable access, in a manner not disruptive in any material respect to the operations of the business of the Company and its Subsidiaries, during normal business hours and upon reasonable written notice throughout the period commencing on the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, to the properties, books and records of the Company and its Subsidiaries and, during such period, shall (and shall cause each of its Subsidiaries to) furnish promptly to such Representatives all information concerning the business, properties and personnel of the Company and its Subsidiaries as may reasonably be requested in writing, in each case, for any reasonable business purpose related to the consummation of the transactions contemplated by this Agreement; provided, however, that nothing herein shall require the Company or any of its Subsidiaries to disclose any information to Parent or Acquisition Sub if such disclosure would, in the reasonable judgment of the Company, (i) cause significant competitive harm to the Company or its Subsidiaries if the transactions contemplated by this Agreement are not consummated, (ii) violate applicable Law or the confidentiality provisions of any agreement entered into prior to the date of this Agreement to which the Company or any of its Subsidiaries is a party or (iii) jeopardize any attorney-client or other legal privilege; provided that the parties hereto shall use reasonable best efforts to make appropriate substitute arrangements under circumstances in which such restrictions apply to allow access in a manner that does not result in such effects; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing involving sampling of soil, groundwater, or similar invasive techniques at any of the properties owned, operated or leased by the Company or its Subsidiaries, without the Company’s prior written consent. No investigation or access permitted pursuant to this Section 6.4 shall affect or be deemed to modify any representation or warranty made by the Company hereunder; provided that the foregoing will not affect any determination of breach of such representations or warranties or the satisfaction of the closing condition set forth in Section 7.2(a). Each of Parent and Acquisition Sub agrees that it will not, and will instruct and use its reasonable best efforts to cause its Representatives not to, use any information obtained pursuant to this Section 6.4 for any competitive or other purpose unrelated to the transactions contemplated by this Agreement. Parent will use its reasonable best efforts to minimize any disruption to the respective business of the Company and its Subsidiaries that may result from requests for access under this Section 6.4. The Confidentiality Agreement shall apply with respect to information furnished by the Company, its Subsidiaries and the Company’s officers, employees and other Representatives hereunder.

Section 6.5             Non-Solicitation; Competing Proposals.

(a)            The Company shall, and shall cause each of its directors, officers and Subsidiaries to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives to, immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with, any Third Party relating to any Competing Proposal, and the Company further agrees that it shall promptly request in writing that all non-public information previously provided by or on behalf of the Company or any of its Subsidiaries to any Persons be promptly returned or destroyed in accordance with the terms of the applicable confidentiality agreement and immediately terminate all physical and electronic dataroom access previously granted to any such Persons or their Representatives. Except as otherwise expressly provided in this Agreement, from the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, the Company shall not, shall cause each of its directors, officers and Subsidiaries not to, and shall instruct and use its reasonable best efforts to cause its and its Subsidiaries’ other Representatives not to, directly or indirectly, (i) solicit, initiate, knowingly encourage or knowingly facilitate, whether publicly or otherwise, any inquiry, discussion, offer or request that constitutes, or would reasonably be expected to lead to, a Competing Proposal, (ii) engage, continue or otherwise participate in negotiations or discussions with (it being understood that the Company may inform Persons of the provisions contained in this Section 6.5), or furnish or provide access to any of the Company’s or its Subsidiaries’ books and records, properties or non-public information or data to, any Person (other than Parent, Acquisition Sub or their respective Representatives) relating to a Competing Proposal or any inquiry or proposal that would reasonably be expected to lead to a Competing Proposal, (iii) approve or enter into any letter of intent, memorandum of understanding, merger agreement, acquisition agreement or similar agreement (other than an Acceptable Confidentiality Agreement entered into in accordance with this Section 6.5) providing for or relating to a Competing Proposal or requiring the Company to abandon, terminate or fail to consummate the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”), (iv) approve, endorse, or recommend, or publicly propose to approve, endorse or recommend, any Competing Proposal, (v) take any action to make any provision of any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover statute or regulation (or any related provision in the Company Certificate of Incorporation or the Company By-Laws) inapplicable to any transactions contemplated by a Competing Proposal or (vi) terminate, amend, modify or waive any provision of any confidentiality agreement, standstill or similar agreement to which the Company or any of its Subsidiaries is a party; provided that, notwithstanding the foregoing, the Company shall be permitted to grant a waiver of any “standstill” or similar obligation of any Person with respect to the Company or any of its Subsidiaries solely to the extent to allow such Person to submit a confidential Competing Proposal to the Company Board if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law.

(b)            The Company shall, as promptly as reasonably practicable, and in any event within forty-eight (48) hours of receipt by the Company or any of its Representatives of any Competing Proposal or any inquiry, proposal, offer or request that would reasonably be expected to lead to any Competing Proposal or any solicitation, discussion communications or negotiations sought to be initiated or continued with the Company or any of their Representatives concerning a Competing Proposal, deliver to Parent a written notice setting forth: (i) the identity of the Person making such Competing Proposal, inquiry, proposal, offer or request; and (ii) the material terms and conditions of any such Competing Proposal, inquiry, proposal, offer or request (including a complete copy of any such Competing Proposal, inquiry, proposal, offer or request (including copies of the current drafts of all agreements, term sheets and financing commitments related thereto or submitted therewith)). The Company shall keep Parent reasonably informed of any material change, amendment or other modification of any such Competing Proposal, inquiry, proposal, offer or request on a prompt basis, and in any event within forty-eight (48) hours following the Company’s receipt of such a change, amendment or modification, including providing Parent promptly after the receipt or delivery of copies of all written proposals, offers or draft agreements sent to or provided to the Company, its Subsidiaries or their Representatives with respect to such Competing Proposal, inquiry, proposal, offer or request. The Company shall not, and shall cause its Subsidiaries not to, after the date of this Agreement, enter into any Contract with any Person that prohibits or otherwise limits the Company from providing any information contemplated by this Section 6.5 to Parent, Acquisition Sub or their Representatives, or otherwise complying with its obligations under this Section 6.5.

(c)            Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, in the event that the Company receives a written Competing Proposal from any Person that did not result from a breach of this Section 6.5, the Company, the Company Board and their Representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any Person making such Competing Proposal and any of its Representatives if the Company Board determines in good faith (A) after consultation with its outside legal counsel and financial advisors that such Competing Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) after consultation with outside legal counsel that the failure to take the actions contemplated by this clause (c) would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law; provided that (x) prior to furnishing or providing access to the Company’s books and records, properties or any non-public information or data concerning the Company or its Subsidiaries, the Company notifies Parent in writing that it has determined to provide such access or information and receives from such Person an executed confidentiality agreement containing confidentiality terms that are not materially less favorable to the Company than those contained in the Confidentiality Agreement, it being understood that such confidentiality agreement need not restrict the making, or amendment, of a confidential Competing Proposal (and related confidential communications) to the Company or the Company Board (such confidentiality agreement, an “Acceptable Confidentiality Agreement”) and (y) any such non-public information or data so furnished shall be made available to Parent substantially concurrently with it being so furnished to such Person or its Representatives to the extent it was not previously made available to Parent or its Representatives.

(d)            Except as expressly permitted by this Section 6.5(d) or, in the case of clauses (A) and (C), Section 6.5(e), neither the Company Board nor any committee of the Company Board shall (i) (A) withhold, withdraw, qualify or modify, or propose publicly to withhold, withdraw, qualify or modify, in a manner adverse to Parent or Acquisition Sub, the Company Recommendation, (B) approve, adopt or recommend, or propose publicly to approve, adopt or recommend, to the Company’s stockholders any Competing Proposal, (C) fail to include the Company Recommendation, as applicable, in the Proxy Statement or any filing, amendment or supplement relating to the Proxy Statement, (D) fail to publicly recommend against any tender or exchange offer that constitutes a Competing Proposal within ten (10) Business Days after it is launched (or such fewer number of days as remain prior to the Company Stockholders’ Meeting as it may be adjourned or postponed) or (E) fail to publicly reaffirm the Company Recommendation within ten (10) Business Days after the written request of Parent following a Competing Proposal that has been publicly announced (or, if the Company Stockholders’ Meeting is scheduled to be held within ten (10) Business Days of such request, within five (5) Business Days of such request and in any event, prior to the date of the Company Stockholders’ Meeting) (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or allow the Company or any of its Subsidiaries to agree to, execute or enter into, any Alternative Acquisition Agreement. Notwithstanding anything in this Agreement to the contrary, at any time prior to receipt of the Company Stockholder Approval, if the Company has received an unsolicited written Competing Proposal that did not result from a breach of this Section 6.5 and the Company Board has determined in good faith (after having given effect to all of the changes, revisions, modifications and adjustments that may be offered by Parent) (x) after consultation with its outside legal counsel and financial advisors, that such Competing Proposal constitutes a Superior Proposal and (y) after consultation with its outside legal counsel, that the failure to take the actions in clauses (I) and (II) of this sentence would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law, the Company Board may (I) make an Adverse Recommendation Change or (II) cause or permit the Company to enter into a definitive agreement with respect to such Superior Proposal concurrently with the termination of this Agreement pursuant to Section 8.1(c)(ii) and subject to payment of the Company Termination Fee; provided, however, that (1) no Adverse Recommendation Change may be made and (2) the actions in clause (II) of this sentence may not be effected, in each case, unless (A) the Company Board has delivered to Parent at least four (4) Business Days’ prior written notice advising Parent that the Company Board intends to make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or terminate this Agreement pursuant to this Section 6.5(d) and Section 8.1(c)(ii) (a “Notice of Superior Proposal”) and specifying in reasonable detail the reasons therefor, including the identity of the Person making such Superior Proposal and the material terms and conditions of any such Superior Proposal, including a complete copy of any such Superior Proposal (including copies of the current drafts of all agreements, term sheets, financing commitments and other documentation and correspondence that relate to such Superior Proposal), (B) if requested in writing by Parent, during the four (4) Business Day period after delivery of such Notice of Adverse Recommendation or Notice of Superior Proposal, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions, changes, modifications, adjustments or amendments to this Agreement that would permit the Company Board not to take such actions and (C) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with its outside legal counsel and financial advisors and having complied with this Section 6.5) shall have determined in good faith, after considering the revisions, changes, modifications, adjustments and amendments proposed by Parent during such four (4) Business Day period, that such Competing Proposal continues to constitute a Superior Proposal and that the failure to take such action would be reasonably expected to be inconsistent with its fiduciary duties under applicable Law. Any amendment to the financial terms or any other material amendment of such Superior Proposal shall require a new Notice of Adverse Recommendation or Notice of Superior Proposal, as applicable, and the Company shall be required to comply again with the requirements of this Section 6.5(d), except that such new notice period shall be for two (2) Business Days.

(e)            Notwithstanding anything to the contrary in this Agreement, at any time prior to obtaining the Company Stockholder Approval, in response to an Intervening Event, the Company Board may make an Adverse Recommendation Change contemplated by clauses (A) or (C) of the definition thereof if the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) that the failure to make an Adverse Recommendation Change would be reasonably expected to be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable Law; provided, however, that the Company Board may not make such an Adverse Recommendation Change unless (i) the Company Board has delivered to Parent a Notice of Adverse Recommendation identifying and describing in reasonable detail such Intervening Event, (ii) if requested by Parent, during the four (4) Business Day period after delivery of the Notice of Adverse Recommendation, the Company and its Representatives negotiate in good faith with Parent and its Representatives regarding any revisions, changes, modifications, adjustments or amendments to this Agreement that would permit the Company Board not to take such actions and (iii) no earlier than the end of such four (4) Business Day period, the Company Board (after consultation with its legal counsel and financial advisors and having complied with this Section 6.5) shall have determined in good faith, after considering the terms of any revisions, changes, modifications, adjustments or amendments to this Agreement proposed by Parent during such four (4) Business Day period, that the failure to make an Adverse Recommendation Change contemplated by clauses (A) or (C) of the definition thereof would be inconsistent with its fiduciary duties to the Company’s stockholders under applicable Law.

(f)            Nothing in this Agreement shall restrict the Company or the Company Board from (i) taking or disclosing a position contemplated by Rule 14d-9 or Rule 14e-2(a)(2) or (3) under the Exchange Act, or (ii) otherwise making disclosure required to comply with applicable Law (it being agreed that a “stop, look and listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act or a factually accurate public statement by the Company that describes the Company’s receipt of a Competing Proposal and the operation of this Agreement with respect thereto shall not be deemed to be an Adverse Recommendation Change or give rise to a Parent termination right pursuant to Section 8.1(d)(ii)); provided that (A) any disclosure made as permitted under clause (ii) above that relates to a Competing Proposal (other than a “stop, look and listen” communication by the Company Board to the Company’s stockholders pursuant to Rule 14d-9(f) under the Exchange Act) shall be deemed to be an Adverse Recommendation Change unless the Company Board expressly publicly reaffirms the Company Recommendation in connection with such disclosure and (B) any Adverse Recommendation Change must be made in accordance with Sections 6.5(d) and (e).

(g)           The Company agrees that any material breach of this Section 6.5 by any of its Representatives acting on the Company’s behalf shall be deemed a breach of this Agreement by the Company.

(h)           For purposes of this Agreement:

(i)             “Competing Proposal” shall mean any bona fide inquiry, proposal or offer made by any Person (other than Parent, Acquisition Sub or any Affiliate thereof) or group of Persons as defined in Section 13(d)(3) of the Exchange Act to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions, (a) beneficial ownership (as defined under Section 13(d) of the Exchange Act) of twenty percent (20%) or more of the voting power or any class of equity securities of the Company (or any Subsidiary or Subsidiaries of the Company representing twenty percent (20%) or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole) pursuant to a merger, consolidation or other business combination, recapitalization, liquidation, dissolution, partnership, joint venture, sale of shares of capital stock or of equity interests in the Company (or any Subsidiary or Subsidiaries of the Company representing twenty percent (20%) or more of the revenue, net income or assets of the Company and its Subsidiaries, taken as a whole), tender offer, exchange offer or similar transaction or (b) any one or more assets or businesses of the Company and its Subsidiaries that constitute twenty percent (20%) or more of the revenues, net income or assets of the Company and its Subsidiaries, taken as a whole.

(ii)            “Intervening Event” shall mean any positive change, event, effect or circumstance or change in circumstances or facts (including any change in probability or magnitude of circumstances) that (i) is material to the Company and its Subsidiaries, taken as a whole, (ii) was not known and was not reasonably foreseeable to the Company Board on or prior to the date of this Agreement and (iii) does not relate to any Competing Proposal.

(iii)           “Superior Proposal” shall mean a written Competing Proposal (with all percentages in the definition of Competing Proposal increased to fifty percent (50%)) made by a Third Party that the Company Board determines in good faith, after consultation with its outside legal counsel and financial advisors and considering all financial (including financing terms), legal, timing, regulatory and other aspects and risks of such Competing Proposal and after taking into account any revisions, changes, modifications, adjustments and amendments to the terms of this Agreement offered by Parent to the Company or the Company Board in response to such Competing Proposal, (A) is reasonably capable of being consummated in accordance with its terms and (B) would be, if consummated, more favorable to the Company’s stockholders from a financial point of view than the transactions contemplated by this Agreement.

Section 6.6             Directors’ and Officers’ Indemnification and Insurance.

(a)            Parent and Acquisition Sub agree that all rights to exculpation and indemnification for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time (including any matters arising in connection with the transactions contemplated by this Agreement), now existing in favor of the current or former directors and officers, if any (the foregoing persons, the “D&O Indemnified Parties”), as the case may be, of the Company or its Subsidiaries as provided in their respective organizational documents as in effect on the date of this Agreement or in any Contract for indemnification in effect as of the date of this Agreement shall survive the Merger and shall continue in full force and effect. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) indemnify, defend and hold harmless, and advance expenses to D&O Indemnified Parties with respect to all acts or omissions by them in their capacities as such at any time prior to the Effective Time (including any matters arising in connection with this Agreement or the transactions contemplated by this Agreement), to the fullest extent that the Company or its Subsidiaries would be permitted by applicable Law and to the fullest extent required by the organizational documents of the Company or its Subsidiaries as in effect on the date of this Agreement. Parent shall cause the certificate of incorporation, by-laws or other organizational documents of the Surviving Corporation and its Subsidiaries to contain provisions with respect to exculpation, indemnification, advancement of expenses and limitation of director and officer liability that are no less favorable to the D&O Indemnified Parties than those set forth in the Company’s and its Subsidiaries’ organizational documents as of the date of this Agreement, which provisions thereafter shall not, for a period of six (6) years from the Effective Time, be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of the D&O Indemnified Parties.

(b)           Without limiting the provisions of Section 6.6(a), to the fullest extent that the Company would be permitted by applicable Law to do so, Parent shall cause the Surviving Corporation to: (i) indemnify and hold harmless each D&O Indemnified Party against and from any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (an “Action”) to the extent such claim, action, suit, proceeding or investigation arises out of or pertains to: (A) any alleged action or omission in such D&O Indemnified Party’s capacity as a director or officer of the Company or any of its Subsidiaries prior to the Effective Time; or (B) this Agreement or the transactions contemplated by this Agreement and (ii) pay in advance of the final disposition of any such claim, action, suit, proceeding or investigation the expenses (including reasonable attorneys’ fees) of any D&O Indemnified Party upon receipt of a written affirmation by the D&O Indemnified Party of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification applicable to him or her and a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed if it is ultimately determined that the standard of conduct for indemnification was not met. Any determination required to be made with respect to whether the conduct of any D&O Indemnified Party complies or complied with any applicable standard shall be made by independent legal counsel selected by the D&O Indemnified Party, which counsel shall be reasonably acceptable to the Surviving Corporation, and the fees of such counsel shall be paid by the Surviving Corporation. Notwithstanding anything to the contrary contained in this Section 6.6(b) or elsewhere in this Agreement, Parent shall not, and shall cause the Surviving Corporation not to, settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Action, unless such settlement, compromise, consent or termination includes an unconditional release of all of the D&O Indemnified Parties covered by the Action from all liability arising out of such Action.

(c)            Unless the Company shall have purchased a “tail” policy prior to the Effective Time as provided below, for at least six (6) years after the Effective Time, (i) Parent shall cause the Surviving Corporation and its other Subsidiaries to maintain in full force and effect the coverage provided by the existing directors’ and officers’ liability insurance and fiduciary insurance in effect as of the date of this Agreement and maintained by the Company or any of its Subsidiaries, as applicable (the “Existing D&O Insurance Policies”), or provide substitute policies for the Company and its current and former directors and officers who are currently covered by such Existing D&O Insurance Policies, in either case, on terms and conditions no less advantageous to the D&O Indemnified Parties, or any other Person entitled to the benefit of this Section 6.6, as applicable, than the Existing D&O Insurance Policies, covering claims arising from facts, events, acts or omissions that occurred at or prior to the Effective Time, including the transactions contemplated by this Agreement (provided that Parent or the Surviving Corporation, as applicable, shall not be required to pay an annual premium for such insurance in excess of three hundred percent (300%) of the aggregate annual premiums currently paid by the Company or any of its Subsidiaries, as applicable, on an annualized basis, but in such case shall purchase as much of such coverage as possible for such amount) and (ii) Parent shall not, and shall not permit the Surviving Corporation or its other Subsidiaries to, take any action that would prejudice the rights of, or otherwise impede recovery by, the beneficiaries of any such insurance, whether in respect of claims arising before or after the Effective Time. In lieu of such insurance, prior to the Effective Time, the Company may (or if Parent requests, the Company shall) purchase a six (6) year “tail” prepaid policy on such terms and conditions (provided that the premium for such insurance shall not exceed three hundred percent (300%) of the aggregate annual premiums currently paid by the Company or any of its Subsidiaries, as applicable, on an annualized basis), in which event Parent shall cease to have any obligations under the first sentence of this Section 6.6(c).

(d)            In the event that the Surviving Corporation, any of the Company’s Subsidiaries or any of their successors or assigns shall (i) consolidate with or merge into any other Person and shall not be the continuing or surviving company or entity of such consolidation or merger or (ii) transfer all or substantially all its properties and assets to any Person, then, and in each such case, Parent shall cause proper provision to be made so that the successor and assign of the Surviving Corporation or any such Subsidiary assumes the obligations set forth in this Section 6.6.

(e)            The D&O Indemnified Parties to whom this Section 6.6 applies shall be third-party beneficiaries of this Section 6.6. The provisions of this Section 6.6 are intended to be for the benefit of each D&O Indemnified Party and his or her successors, heirs or representatives. The Surviving Corporation shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any D&O Indemnified Party in enforcing its indemnity and other rights under this Section 6.6. The rights of each D&O Indemnified Party hereunder shall be in addition to, and not in limitation of, any other applicable rights such D&O Indemnified Party may have under the respective organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise. Notwithstanding any other provision of this Agreement, this Section 6.6 shall survive the consummation of the Merger indefinitely (or any earlier period actually specified in this Section 6.6) and shall be binding, jointly and severally, on all successors and assigns of the Surviving Corporation, and shall be enforceable by the D&O Indemnified Parties and their successors, heirs or representatives.

(f)            Nothing in this Agreement is intended to, or will be construed to, release, waive or impair any rights to directors’ and officers’ insurance claims pursuant to any applicable insurance policy or indemnification agreement that is or has been in existence with respect to the Company or any of its Subsidiaries for any of their respective directors, officers or other employees, it being understood and agreed that the indemnification provided for in this Section 6.6 is not prior to or in substitution for any such claims pursuant to such policies or agreements.

Section 6.7             Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Authority in connection with this Agreement, the Merger or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Merger or the other transactions contemplated by this Agreement, if the subject matter of such communication or the failure of such party to obtain such consent could be material to the Company, the Surviving Corporation or Parent, and (b) any actions, suits, claims, investigations or proceedings commenced or, to such party’s Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its Subsidiaries which relate to this Agreement, the Merger or the other transactions contemplated by this Agreement. The Company shall provide Parent a reasonable opportunity to participate in the defense and settlement of any stockholder litigation or claim against the Company or its directors or officers relating to this Agreement and the transactions contemplated by this Agreement, and the Company shall not settle or seek to settle any such stockholder litigation without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed). Notwithstanding anything to the contrary in this Section 6.7, any litigation or claim relating to Dissenting Shares shall be governed by Section 3.6.

Section 6.8             Public Announcements. Except as otherwise expressly contemplated by Section 6.5, the Company, Parent and Acquisition Sub shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated by this Agreement, and none of the parties hereto or their Affiliates shall issue any such press release or make any public statement prior to obtaining the other parties’ consent (which consent shall not be unreasonably withheld or delayed), except that no such consent shall be necessary to the extent disclosure may be required by Law (including required filings with the SEC), Order or applicable stock exchange rule or any listing agreement of any party hereto or is consistent with prior communications previously consented to by the Company and Parent.

Section 6.9             Employee Benefits.

(a)            Employees of the Company or its Subsidiaries immediately prior to the Effective Time who remain employees of Parent, the Surviving Corporation or any of their Affiliates following the Effective Time are hereinafter referred to as the “Continuing Employees.” For the period commencing at the Effective Time and ending on the first (1st) anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation or any of their Affiliates to, provide for each Continuing Employee compensation and employee benefits that are, in the aggregate, substantially comparable to the compensation and benefits, in the aggregate, being provided as of the date hereof under the Company Benefit Plans (including any equity-based compensation, but excluding, retention arrangements or any other compensation or benefits payable in connection with, or as a result of, the transactions contemplated by this Agreement and any employee benefits that are frozen, discontinued or, as of the Effective Time, being frozen or discontinued). Notwithstanding the foregoing, Parent shall not be required to provide such compensation and benefits in the form of equity or equity-based awards or defined benefit pension plans.

(b)           Parent agrees that Parent or any of its Subsidiaries (including the Surviving Corporation) shall cause the applicable employee benefit plans established following the Closing Date (if any) and any other employee benefit plans covering the Continuing Employees following the Effective Time (collectively, the “Post-Closing Plans”), to use commercially reasonable efforts to recognize the service of each Continuing Employee (to the extent such service was recognized by the Company Benefit Plan set forth in Section 4.12(a) of the Company Disclosure Letter) for purposes of eligibility, vesting and determination of the level of benefits (but not for benefit accrual purposes under a defined benefit pension plan) under the Post-Closing Plans, to the extent such recognition does not result in the duplication of any benefits or for any newly-established plan of Parent or its Subsidiaries for which similarly-situated employees of Parent or its Subsidiaries do not receive past service credit.

(c)           For the calendar year including the Effective Time, Parent and its Subsidiaries (including the Surviving Corporation) shall use commercially reasonable efforts to ensure that the Continuing Employees shall not be required to satisfy any deductible, co-payment, out-of-pocket maximum or similar requirements under the Post-Closing Plans that provide medical, dental and other welfare benefits (collectively, the “Post-Closing Welfare Plans”) to the extent amounts were previously credited for such purposes under comparable Company Benefit Plans that provide medical, dental and other welfare benefits.

(d)           Parent and its Subsidiaries (including the Surviving Corporation) shall use commercially reasonable efforts to ensure that as of the Effective Time, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in such Post-Closing Welfare Plans shall be waived with respect to the Continuing Employees (except to the extent any such waiting period, pre-existing condition exclusion or requirement to show evidence of good health was already in effect with respect to such employees and has not been satisfied under the applicable Company Benefit Plan in which the participant then participates or is otherwise eligible to participate as of immediately prior to the Effective Time).

(e)           Notwithstanding the generality of the foregoing, as of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its Subsidiaries to, honor in accordance with their terms as in effect as of the date of this Agreement, all Company Benefit Plans set forth in Section 4.12(a) of the Company Disclosure Letter or as consented to by Parent in accordance with Section 6.1(e).

(f)            Notwithstanding anything in this Section 6.9 to the contrary, nothing in this Agreement, whether express or implied, shall (i) be treated as an amendment or other modification of any Company Benefit Plan, Post-Closing Plan, or any other employee benefit plans of the Company or Parent, (ii) confer upon any Person (including any current or former service provider of the Company or its Affiliates (or any beneficiaries or dependents thereof)) other than the parties hereto any rights or remedies hereunder, (iii) interfere with or restrict in any way the rights of Parent, the Surviving Corporation or any Affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, except to the extent expressly provided otherwise in a written agreement between Parent, the Surviving Corporation, the Company or any Affiliate of Parent and the Continuing Employee or any severance, benefit or other applicable plan, policy or program covering such Continuing Employee or (iv) prevent Parent, the Surviving Corporation or any Affiliate of Parent from amending or terminating any Company Benefit Plan in accordance with its terms.

Section 6.10           Conduct of Business by Parent Pending the Merger. Parent and Acquisition Sub covenant and agree that, between the date of this Agreement and the earlier of the Effective Time and the date, if any, on which this Agreement is validly terminated pursuant to Section 8.1, except (a) as may be required by Law, (b) as may be agreed to in writing by the Company (which consent shall not be unreasonably withheld, delayed or conditioned), or (c) as may be expressly required or permitted pursuant to this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to: (i) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business of any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if such business competes in any line of business of the Company or its Subsidiaries and the entering into of a definitive agreement relating to, or the consummation of, such acquisition, merger or consolidation, or (ii) take or agree to take any other action (including entering into or agreeing to enter into any material license, joint venture, or other transaction), in each case of clause (i) and (ii), that would reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Authority necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Authority entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) otherwise materially delay or prevent the consummation of the transactions contemplated by this Agreement, including by acquiring or agreeing to acquire all or a portion of the equity in the entity using or having any rights in any business of the type and character of, or that competes with, all or any part of the Company, or entering into or agreeing to enter into any material license, joint venture or other agreement or transaction; and except as otherwise permitted by the foregoing, enter into any agreement to do any of the foregoing.

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Section 6.11          Financing.

(a)           Each of Parent and Acquisition Sub shall, and shall cause its Subsidiaries to use reasonable best efforts to obtain the Debt Financing and, if applicable, draw on the Letter of Credit on the terms and conditions described in the Debt Commitment Documents (including any “flex” provisions applicable to the Debt Financing), including using (and causing its Subsidiaries to use) their respective reasonable best efforts to: (i) comply with and maintain in full force and effect the Debt Commitment Documents in accordance with the terms and conditions thereof; (ii) to the extent applicable, enter into definitive agreements with respect thereto on the terms and conditions contained in the Debt Commitment Documents (including any “flex” provisions applicable to the Debt Financing) on a timely basis, but in no event later than the Closing; (iii) satisfy on a timely basis (or obtain a waiver of) all conditions applicable to Parent, Acquisition Sub or their respective Subsidiaries in the Debt Commitment Letters (and the definitive agreements entered into with respect to the Debt Commitment Documents); (iv) enforce its rights under the Debt Commitment Letters in the event of a breach by any Debt Financing Source and, if applicable, the Shareholder Lender that impedes or delays (or could reasonably be expected to impede or delay) the Closing and, if necessary, seek specific performance of the Debt Financing Sources and, if applicable, the Shareholder Lender of their obligations thereunder; and (v) draw down upon and consummate the Debt Financing, and, if applicable, draw on the Letter of Credit, in each case, at or prior to the Closing.

(b)           Neither Parent nor its Affiliates shall agree to any amendment, supplement or other modification to, obtain any replacement of, or grant any waiver of, any condition or other provision under the Debt Financing or the Letter of Credit (other than pursuant to any “flex” provisions set forth in the Debt Commitment Documents) without the prior written consent of the Company if such amendment, modification or waiver (i) would reduce the aggregate amount of the net proceeds of the Debt Financing or the Letter of Credit (including by changing the amount of fees or other amounts to be paid (including original issue discount) with respect to the Debt Financing), (ii) would impose new or additional conditions or otherwise expand, amend or modify any of the conditions under the Debt Commitment Letters or (iii) would, or would reasonably be expected to, (x) prevent, delay or impair the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement or (y) adversely impact the ability of Parent or Acquisition Sub to enforce its rights against the other parties to the Debt Commitment Documents. Parent shall not permit, release or consent to the withdrawal, termination, repudiation or rescission of the Debt Commitment Letters or any definitive agreement with respect to the Debt Financing or the Letter of Credit and shall not permit, release or consent to the termination or assignment of any of the obligations of any Debt Financing Source and/or the Shareholder Lender under the Debt Financing and/or the Letter of Credit, in each case, without the prior written consent of the Company.

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(c)           In no event shall Parent or Acquisition Sub or any of their Affiliates (which for purposes of this Section 6.11(c) shall be deemed to include each direct or indirect investor in Parent or Acquisition Sub or other Representatives, or any of Parent’s, Acquisition Sub’s or such investor’s financing sources or potential financing sources or other Representatives) (i) award any agent, broker, investment banker, financial advisor or other firm or Person, except for Citigroup Global Markets Taiwan Securities Co. Limited, any financial advisory role on an exclusive basis in connection with the Merger or the other transactions contemplated hereby or (ii) prohibit or seek to prohibit any bank or investment bank or other potential provider of debt or equity financing, from providing or seeking to provide financing to any Person in connection with a transaction relating to the Company or its Subsidiaries or in connection with the Merger or the other transactions contemplated hereby.

(d)           In the event that any portion of the Debt Financing or the Letter of Credit becomes or could reasonably be expected to become unavailable in the manner or from the sources contemplated in the Debt Commitment Letters (including pursuant to any “flex” provisions applicable thereto), (i) Parent shall promptly notify the Company, and (ii) Parent and Acquisition Sub shall, and shall cause their respective Affiliates to, use their respective reasonable best efforts to obtain, and to negotiate and enter into definitive agreements with respect to, alternative debt financing from alternative financial institutions in an amount sufficient to consummate the transactions contemplated by this Agreement upon terms and conditions not less favorable, in any material respect, to Parent and Acquisition Sub or the Company than those in the Debt Commitment Letters, as promptly as practicable following the occurrence of such event; provided that any such replacement of any part of the Debt Financing and/or the Letter of Credit that amends the Debt Commitment Letters and/or substitution of all or any portion of the Debt Financing and/or the Letter of Credit shall not, without the prior written consent of the Company, (A) reduce the aggregate amount of the Debt Financing and/or the Letter of Credit available on the Closing Date from that contemplated in the Debt Commitment Letters, (B) impose new or additional conditions precedent or otherwise expand upon, amend or modify the conditions precedent to the Debt Financing and/or the Letter of Credit as set forth in the Debt Commitment Letters in any respect that would make such conditions less likely to be satisfied by the Closing Date or (C) prevent, impede, delay or adversely impact, or be reasonably expected to prevent, impede, delay or adversely impact the consummation of the transactions contemplated by this Agreement. The definitive agreements entered into pursuant to this Section 6.11(d) or Section 6.11(a)(ii) are referred to in this Agreement, collectively, as the “Financing Agreements.”

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(e)           Each of Parent and Acquisition Sub acknowledges and agrees that neither the obtaining of the Debt Financing, the Letter of Credit or any alternative financing is a condition to the Merger or the Closing and reaffirms its obligation to consummate the Merger and the other transactions contemplated by this Agreement irrespective and independently of the availability of the Debt Financing, the Letter of Credit or any alternative financing, subject to the applicable conditions set forth in Section 7.1 and Section 7.2.

(f)            Parent agrees that any amount pre-funded by the L/C Issuer under the Letter of Credit, in accordance with the terms thereof, shall be (i) held separately and not comingled with other cash on hand and (ii) used solely to fund, in part, the amounts required to be provided by Parent for the consummation of the transactions contemplated by this Agreement.

(g)           Parent and Acquisition Sub acknowledge and agree that none of the Company, its Subsidiaries or their respective Affiliates or its and their and their Affiliates’ respective Representatives shall incur any liability to any Person under any financing that Parent and Acquisition Sub may raise in connection with the transactions contemplated by this Agreement or any cooperation provided pursuant to this Section 6.11, Section 6.12 or Section 6.13 and that Parent and Acquisition Sub shall, on a joint and several basis, indemnify and hold harmless the Company, its Subsidiaries and their respective Affiliates and its and their and their Affiliates’ respective Representatives from and against any and all losses, damages, claims, costs and expenses suffered or incurred by any of them in connection with such financing (including any action taken in accordance with this Section 6.11 or Section 6.12) and any information utilized in connection therewith or in connection with any action taken pursuant to Section 6.13, unless such losses, damages, claims, costs and expenses are found in a final judgment by a court of competent jurisdiction to have been primarily caused by the gross negligence or willful misconduct of the Company, its Subsidiaries or their respective Affiliates or its and their and their Affiliates’ respective Representatives.

(h)           Any breach of the Debt Commitment Documents, the Financing Agreements or any alternative financing commitment or alternative financing agreement by Parent or Acquisition Sub shall be deemed a breach by Parent of this Section 6.11. Parent shall (i) furnish the Company with drafts and complete, correct and executed copies of each amendment, waiver or other modification of the Debt Commitment Documents and of the Financing Agreements and any alternative financing agreement promptly upon their execution, (ii) give the Company prompt notice of any breach or threatened breach by any party to the Debt Commitment Documents, any alternative financing commitment, the Financing Agreements, or any alternative financing agreement of which Parent or Acquisition Sub becomes aware and any termination or threatened termination thereof of which Parent or Acquisition Sub becomes aware and, in each case, any written notice or other communication with respect to any of the foregoing, (iii) give the Company prompt notice of each material dispute or disagreement between or among the parties to the Debt Commitment Documents or Financing Agreements, (iv) notify the Company if for any reason Parent no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing or the Letter of Credit contemplated by the Debt Commitment Letters on the terms described therein and (v) otherwise keep the Company reasonably and promptly informed of the status of its efforts to arrange the Debt Financing (or any alternative financing), including by providing the Company with drafts of the definitive agreements or offering memoranda relating to the Debt Financing a reasonable period of time prior to their execution or use.

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Section 6.12           Financing Cooperation. Subject to Section 6.11(a), prior to the Closing, the Company shall and shall cause its Subsidiaries to, at Parent’s sole expense, provide reasonable cooperation that is necessary and customary in connection with Parent’s efforts (a) to obtain the Bridge Debt Financing, including, at the reasonable request of Parent, (i) furnishing, or causing to be furnished, to Parent and its Debt Financing Sources in respect of the Bridge Debt Financing such customary financial and other information with respected to the Company and its Subsidiaries as Parent shall reasonably request in order to consummate the Bridge Debt Financing (provided, however, that there shall be no obligation to prepare any financial statements, reports or other information or documents other than such financial statements and reports prepared by the Company and/or its Subsidiaries in the ordinary course of business), (ii) participating in a reasonable number of lender meetings, lender presentations, due diligence sessions and rating agency meetings, in each case, upon reasonable advance notice and at mutually agreed times, (iii) providing reasonable assistance to Parent in its preparation of rating agency presentations, customary bank information memoranda and similar documents reasonably and customarily required in connection with the Bridge Debt Financing, in each case, solely with respect to information relating to the Company and its Subsidiaries, (iv) delivering information and documentation requested in writing by the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date with respect to compliance under applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act, and (v) using reasonable efforts to obtain a customary payoff letter, and lien terminations and other customary documentation to allow for the payoff, discharge and termination of the Company’s existing credit facilities contemplated in Section 6.13 and (b) if reasonably requested by Parent, to obtain any consents, waivers and/or amendments required or reasonably desirable under the BofA Loan Agreement or the Portuguese Loan Agreements to permit the consummation of the transactions contemplated by this Agreement thereunder (any such consents, collectively, the “Transaction Consent”) and, the Company shall, and shall cause its Subsidiaries to, execute and deliver such customary notices, agreements, documents or instruments necessary in connection therewith, in each case, at the reasonable request of Parent; provided that such requested cooperation shall not (A) unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries, (B) cause any representation or warranty in this Agreement to be breached, (C) cause any condition to Closing to fail to be satisfied or otherwise cause any breach of this Agreement, (D) require the Company or any of its Subsidiaries or their respective Representatives to (1) execute, deliver, enter into, or perform any agreement, document or instrument, with respect to the Debt Financing and/or the Letter of Credit, that is not contingent upon the Closing or that would be effective prior to the Effective Time, (2) deliver or cause the delivery of, prior to the Closing, any legal opinions or reliance letters or any certificate in connection with the Debt Financing and/or the Letter of Credit or (3) adopt resolutions or execute consents prior to the Closing to approve or authorize the execution of the Debt Financing, the Letter of Credit or the incurrence of indebtedness thereby, (E) require any Representative of the Company or any of its Subsidiaries or their respective Affiliates to deliver any certificate or take any other action pursuant to this Section 6.12 if doing so would, or could reasonably be expected to, result in liability to such Representative, (F) require the Company or any of its Subsidiaries to provide any information the disclosure of which is prohibited or restricted under applicable Law or any binding agreement with a third party or is legally privileged or consists of attorney work product, (G) require the Company or any of its Subsidiaries to take any action that will conflict with or violate its organizational documents, any Laws or result in a violation or breach of, or default under, any agreement to which the Company or any of its Subsidiaries is a party, (H) require the Company or any of its Subsidiaries to enter into or approve any Debt Financing and/or the Letter of Credit or (I) in furtherance of (and not in limitation of) Section 6.11(g), require the Company or any of its Subsidiaries or any of their respective Representatives to pay any commitment or other fee, provide any security or incur any other liability in connection with the Debt Financing and/or the Letter of Credit. All non-public or other confidential information provided by the Company to Parent or its Affiliates pursuant to this Section 6.12 shall be kept confidential in accordance with the Confidentiality Agreement, except that Parent shall be permitted to disclose such information to rating agencies and prospective lenders and investors during syndication of the debt financing contemplated by the Bridge Commitment Letter, subject to customary confidentiality undertakings, which shall, in any event, require “click through” or other affirmative action by the recipient acknowledging the confidentiality of such information. Parent shall promptly (and in any event within three (3) Business Days of delivery of documentation evidencing such cost and expenses) reimburse the Company for any expenses and costs incurred in connection with the Company’s or its Affiliates’ or Representatives’ obligations under Section 6.11, this Section 6.12 or Section 6.13. Any offering materials, presentations and other documents shall include a conspicuous disclaimer to the effect that none of the Company or any of its Subsidiaries or their respective Affiliates or any of their or their Affiliates’ respective Representatives have any responsibility for the content of such document and disclaim all responsibility therefor and shall further include a disclaimer with respect to the Company and its Subsidiaries and their respective Affiliates and their and their Affiliates’ respective Representatives in any oral disclosure with respect to such financing. Any use of the Company’s and its Subsidiaries’ logos in connection with the Bridge Debt Financing shall require the Company’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

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Section 6.13           Repayment of Indebtedness. In connection with and conditioned upon the Effective Time, and in the event the relevant Transaction Consent is not obtained prior to the Closing, Parent shall provide or cause to be provided to the Company in immediately available funds an amount equal to the amount necessary for the Company and its Subsidiaries to repay and discharge in full all amounts outstanding or otherwise due and owing pursuant to the terms of the financing arrangements set forth on Section 6.13 of the Company Disclosure Letter (the “Company Debt”), including accrued interest thereon, redemption or other prepayment premiums and all fees and other obligations (including penalties or other charges or amounts that become payable thereunder as a result of the prepayment thereunder or the consummation of the transactions contemplated at the Closing or that may become due and payable at the Effective Time) of the Company or any of its Subsidiaries thereunder (collectively, the “Debt Payoff Amount”); provided that Parent may elect to pay or cause to be paid the Debt Payoff Amount on behalf of the Company without providing funds to the Company. Subject to Parent’s compliance with the previous sentence and to the extent not paid directly to the counterparties under the Company Debt, the Company shall pay the Debt Payoff Amount to the counterparties under the Company Debt as promptly as practicable following the date the Company receives such Debt Payoff Amount.

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Section 6.14          Acquisition Sub. Parent shall take all actions necessary to (a) cause Acquisition Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement and (b) ensure that, prior to the Effective Time, Acquisition Sub shall not conduct any business, or incur or guarantee any indebtedness or make any investments, other than as specifically contemplated by this Agreement or in connection with the transactions contemplated by this Agreement. Parent hereby (a) guarantees the due, prompt and faithful payment performance and discharge by Acquisition Sub of, and compliance by Acquisition Sub with, all of the covenants and agreements of Acquisition Sub under this Agreement and (b) agrees to take all actions necessary, proper or advisable to ensure such payment, performance and discharge by Acquisition Sub under this Agreement. Parent agrees that any breach by Acquisition Sub of a representation, warranty, covenant or agreement in this Agreement shall also be a breach of such representation, warranty, covenant or agreement by Parent.

Section 6.15          No Control of the Company’s Business. Nothing contained in this Agreement is intended to give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 6.16           Rule 16b-3 Matters. Prior to the Effective Time, the Company shall take such further actions, if any, as may be reasonably necessary or appropriate to ensure that the dispositions of equity securities of the Company (including any derivative securities) pursuant to the transactions contemplated by this Agreement by any officer or director of the Company who is subject to Section 16 of the Exchange Act are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.17           Delisting of Company Common Stock. Parent shall, with the reasonable cooperation of the Company, take, or cause to be taken, all actions reasonably necessary to cause the Company’s securities to be delisted from the NYSE and deregistered under the Exchange Act as soon as reasonably practicable following the Effective Time.

Section 6.18          Takeover Statute. If any “fair price,” “moratorium,” “control share acquisition” or other form of antitakeover status or regulation shall become applicable to the transactions contemplated hereby, each of the Company, Parent and Merger Sub and the members of the respective boards of directors shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Article VII

CONDITIONS TO THE MERGER

Section 7.1            Conditions to the Obligations of Each Party. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement, including the Merger, are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

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(a)           the Company Stockholder Approval shall have been obtained;

(b)           any waiting period (or any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted, and all waiting periods (and any extensions thereof) pursuant to any Antitrust Laws in the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter that are required to be terminated or expired prior to the Closing shall have terminated or expired, and all approvals or clearances pursuant to any Antitrust Laws in the jurisdictions listed in Section 7.1(b) of the Company Disclosure Letter required to be obtained prior to the Closing shall have been obtained, or be deemed to have been obtained;

(c)           no Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of restraining, enjoining, rendering illegal or otherwise prohibiting consummation of the Merger, or causing the Merger to be rescinded following the completion thereof;

(d)           the CFIUS Approval shall have been obtained;

(e)           the approvals of foreign investment and investment in mainland China for the purpose of the Merger and the other transactions contemplated by this Agreement issued by Investment Commission, Ministry of Economic Affairs, Taiwan shall have been obtained; and

(f)            if required by applicable Law, the Parent Stockholder Approval shall have been obtained.

Section 7.2             Conditions to the Obligations of Parent and Acquisition Sub. The obligations of Parent and Acquisition Sub to consummate the transactions contemplated by this Agreement, including the Merger, are, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by Parent at or prior to the Effective Time of the following conditions:

(a)           each of the representations and warranties of the Company contained in this Agreement, without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except for such failures to be true and correct as would not have a Company Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); provided, however, that the representations and warranties contained in Section 4.1 (Organization and Qualification; Subsidiaries), Section 4.2 (Capitalization), Section 4.3 (Authority), Section 4.9 (other than Section 4.9(b)) (Absence of Certain Changes), Section 4.20 (Vote Required) and Section 4.21 (Brokers) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); provided, further, that the representations and warranties in Section 4.2(a) and Section 4.2(b) (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made as of the Closing Date, except for any inaccuracies that are de minimis in the aggregate; provided, further, that the representation and warranty in Section 4.9(b) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made as of the Closing Date;

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(b)        the Company shall have performed or complied, in all material respects, with its obligations required under this Agreement to be performed or complied with by the Company on or prior to the Closing Date;

(c)        since the date of this Agreement, there has not occurred any change, event, occurrence, state of facts, condition, development or circumstances that has had, individually or in the aggregate, a Company Material Adverse Effect; and

(d)        Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company to the effect that the conditions set forth in Sections 7.2(a) and 7.2(b) have been satisfied.

Section 7.3          Conditions to the Obligation of the Company to Effect the Merger. The obligation of the Company to consummate the transactions contemplated by this Agreement, including the Merger, is, in addition to the conditions set forth in Section 7.1, further subject to the satisfaction or (to the extent permitted by Law) waiver by the Company at or prior to the Effective Time of the following conditions:

(a)         each of the representations and warranties of Parent and Acquisition Sub contained in this Agreement, without giving effect to any materiality or “Parent Material Adverse Effect” qualifications therein, shall be true and correct as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date, except for such failures to be true and correct as would not have a Parent Material Adverse Effect (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only); provided, however, that the representations and warranties contained in Section 5.1 (Organization and Qualification), Section 5.2 (Authority) and Section 5.13 (Vote Required) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties shall be so true and correct as of such specific date only);

(b)        Parent or Acquisition Sub shall have performed or complied, in all material respects, with its obligations required under this Agreement to be performed or complied with by Parent or Acquisition Sub, as the case may be, on or prior to the Closing Date; and

(c)         the Company shall have received a certificate signed on behalf of Parent by an officer of Parent to the effect that the conditions set forth in Sections 7.3(a) and 7.3(b) have been satisfied.

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Article VIII

TERMINATION, AMENDMENT AND WAIVER

Section 8.1          Termination. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated at any time prior to the Effective Time, whether before or after the Company Stockholder Approval is obtained (except as otherwise expressly noted), as follows:

(a)           by mutual written agreement of each of Parent and the Company;

(b)           by either Parent or the Company, if:

(i)            the Merger shall not have been consummated on or before 5:00 p.m. (New York City time) on November 11, 2020 (the “Termination Date”); provided, that if prior to the Termination Date, all of the conditions to Closing set forth in Article VII have been satisfied or waived, as applicable, (other than for conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) other than with respect to the approvals set forth on Section 8.1(b)(i) of the Company Disclosure Letter, then such date shall automatically be extended for ninety (90) days, and such extended date shall thereafter be the “Termination Date”; provided, further, that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any party if the failure of the Closing to have occurred on or before such date was primarily due to the failure of such party, and, in the case of Parent, the failure of Acquisition Sub, to materially perform any of its obligations under this Agreement;

(ii)           prior to the Effective Time, any Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order or taken any other action permanently restraining, enjoining, rendering illegal or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Law or Order or other action shall have become final and non-appealable; provided, however, that the party seeking to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall have used its reasonable best efforts as required by this Agreement to remove such Law, Order or other action; provided, further, that the right to terminate this Agreement under this Section 8.1(b)(ii) shall not be available to a party if the issuance of such Law or Order or taking of such action was primarily due to the failure of such party, and, in the case of Parent, the failure of Acquisition Sub, to perform any of its obligations under this Agreement; provided, further, that this Section 8.1(b)(ii) shall not grant any termination right in connection with the CFIUS Approval, the CFIUS Turndown or the approvals of foreign investment and investment in mainland China for the purpose of the Merger and the other transactions contemplated hereby issued by Investment Commission, Ministry of Economic Affairs, Taiwan;

(iii)          the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which this Agreement and the transactions contemplated by this Agreement have been voted upon;

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(iv)          if required by applicable Law, the Parent Stockholder Approval shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof, in each case, at which this Agreement and the transactions contemplated by this Agreement have been voted upon;

(v)           the parties have failed to obtain the CFIUS Approval before the Termination Date or at any time if a CFIUS Turndown shall have occurred; or

(vi)          the approvals of foreign investment and investment in mainland China for the purpose of the Merger and the other transactions contemplated hereby issued by Investment Commission, Ministry of Economic Affairs, Taiwan shall not have been obtained before the Termination Date.

(c)           by the Company, if:

(i)            Parent or Acquisition Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.3(a) or Section 7.3(b) and (B) is not capable of being cured, or is not cured, by Parent or Acquisition Sub on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent or Acquisition Sub, as applicable, of such breach; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(c)(i) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(ii)           the Company Board shall have authorized the Company to enter into a definitive agreement with respect to a Superior Proposal that did not result from a breach of Section 6.5 (other than non-consequential, immaterial breaches); provided that (x) the Company has complied in all respects with the provisions of Section 6.5(d) (unless such non-compliance is non-consequential and immaterial) and (y) substantially concurrently with such termination, the Company enters into such definitive agreement and pays (or causes to be paid), at the direction of Parent, the Company Termination Fee as specified in Section 8.3(a); or

(iii)          in the event (i) all of the conditions set forth in Section 7.1 and Section 7.2 shall have been and continue to be satisfied or, to the extent permitted by applicable Law, waived (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall then and continues to be capable of being satisfied as of the Closing) and Parent fails to consummate the Closing on the date the Closing was to have occurred pursuant to Section 2.2, as a result of the failure of the Debt Financing to be funded, (ii) the Company has irrevocably confirmed by written notice to Parent that all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall then and continues to be capable of being satisfied as of the Closing) or waived (to the extent such waiver is permitted under applicable Law) and that the Company is prepared to consummate the Closing, and (iii) Parent fails to consummate the Closing by the date that is five (5) Business Days after the later of (x) the date on which the Closing was required to occur pursuant to Section 2.2 and (y) the date of delivery of such notice of termination.

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(d)          by Parent, if:

(i)            the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.2(a) or Section 7.2(b), and (B) is not capable of being cured, or is not cured, by the Company on or before the earlier of (x) the Termination Date and (y) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(d)(i) if Parent or Acquisition Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder; or

(ii)           the Company Board (or any committee thereof) shall have made an Adverse Recommendation Change, or the Company or any of its Subsidiaries shall have entered into any Alternative Acquisition Agreement or the Company Board (or any committee thereof) shall have authorized or recommended the execution of an Alternative Acquisition Agreement.

Section 8.2            Effect of Termination. In the event that this Agreement is validly terminated and the Merger abandoned pursuant to Section 8.1, written notice thereof shall be given to the other party or parties, specifying the provisions of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of its Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that, except as otherwise provided in Section 8.3 or Section 8.4, no such termination shall relieve any party hereto of any liability or damages resulting from any knowing and intentional breach of this Agreement prior to such termination, in which case, except as otherwise provided in Section 8.3 and Section 8.4, the aggrieved party shall be entitled to all rights and remedies available at law or in equity with respect to any such knowing and intentional breach (it being understood that any failure to consummate the Closing on the date the Closing was to have occurred pursuant to Section 2.2 as a result of the failure of the Debt Financing to be funded shall be deemed a knowing and intentional breach); provided, further, that the Confidentiality Agreement, the expense reimbursement and indemnification obligations contained in Section 6.11 and Section 6.12, and the provisions of this Section 8.2, Section 8.3, Section 8.4, Section 8.7 and Article IX shall survive any termination of this Agreement pursuant to Section 8.1 in accordance with their respective terms.

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Section 8.3            Company Termination Fees.

(a)           In the event that:

(i)             (A) this Agreement is terminated by (x) the Company or Parent pursuant to Section 8.1(b)(i), (y) the Company or Parent pursuant to Section 8.1(b)(iii), or (z) Parent pursuant to Section 8.1(d)(i), (B) a Competing Proposal had been publicly announced, had been publicly disclosed or otherwise had become known, disclosed or communicated to the Company, the Company Board or the stockholders of the Company following the date of this Agreement and prior to such termination, and (C) within twelve (12) months of such termination of this Agreement, the Company either consummates a transaction involving a Competing Proposal or enters into a definitive agreement providing for a Competing Proposal; provided, however, that for purposes of this Section 8.3(a)(i), the references to “twenty percent (20%)” in the definition of Competing Proposal shall be deemed to be references to “fifty percent (50%)”;

(ii)          this Agreement is terminated by the Company pursuant to Section 8.1(c)(ii); or

(iii)         this Agreement is terminated by Parent pursuant to Section 8.1(d)(ii), then the Company shall (A) in the case of clause (i) above, no later than two (2) Business Days following the date of the earlier of the entry into the definitive agreement or consummation of such transaction involving a Competing Proposal, (B) in the case of clause (ii) above, prior to or substantially concurrently with such termination, and (C) in the case of this clause (iii), no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of Parent, the Company Termination Fee; it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(b)           In the event that this Agreement is terminated by the Company or Parent pursuant to Section 8.1(b)(iii), then the Company shall promptly, but in no event more than two (2) Business Days after receipt of an invoice thereof, pay, or cause to be paid, at the direction of Parent, all costs and Expenses incurred by or on behalf of Parent, Acquisition Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, up to an aggregate maximum amount of eighteen million dollars ($18,000,000), which amount shall be credited against any Company Termination Fee (if any) that subsequently becomes payable to Parent.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to Section 8.3(a), together with any costs and Expenses and interest payable pursuant to Section 8.3(b) and Section 8.3(d), in circumstances where the Company Termination Fee is payable pursuant to Section 8.3(a)(i), Section 8.3(a)(ii) or Section 8.3(a)(iii), shall constitute the sole and exclusive remedy (in circumstances where the Company Termination Fee is payable) of Parent and Acquisition Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Company Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for any breach or failure to perform hereunder, and upon payment of such amount (in circumstances where the Company Termination Fee is payable), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that the Company shall also be obligated with respect to Section 8.7). While Parent may pursue both a grant of specific performance in accordance with Section 9.9 and the payment of the Company Termination Fee, under no circumstances shall Parent be permitted or entitled to receive both a grant of specific performance that results in the Closing occurring and the Company Termination Fee.

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(d)           Each of the parties hereto acknowledges that (i) the agreement contained in this Section 8.3 is an integral part of the transactions contemplated by this Agreement, (ii) the Company Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate Parent and its Affiliates in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, and (iii) without the agreement contained in this Section 8.3, the parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3 and, in order to obtain such payment, Parent commences a suit that results in a judgment against the Company for the payment of any amount set forth in this Section 8.3, the Company shall pay Parent its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.4             Parent Termination Fees.

(a)           In the event that this Agreement is terminated by (i) the Company pursuant to Section 8.1(c)(iii), (ii) the Company or Parent pursuant to Section 8.1(b)(iv), or (iii) (x) the Company or Parent pursuant to Section 8.1(b)(v) or (y) Parent pursuant to Section 8.1(b)(i) (and at such time the Company is entitled to terminate pursuant to Section 8.1(b)(v)), then Parent shall (A) in the case of clause (i), if the Company has elected to receive the Parent Termination Fee pursuant to the second sentence of Section 8.4(c), no later than two (2) Business Days following Parent’s receipt of such written election and (B) in the case of clauses (ii) and (iii), no later than two (2) Business Days after the date of such termination, pay, or cause to be paid, at the direction of the Company, the applicable Parent Termination Fee; it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

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(b)           In the event that this Agreement is terminated by the Company or Parent pursuant to (i) Section 8.1(b)(vi) or (ii) Section 8.1(b)(i) (and at such time either the Company or Parent is entitled to terminate pursuant to Section 8.1(b)(vi)), then Parent shall promptly, but in no event more than two (2) Business Days after receipt of an invoice thereof, pay, or cause to be paid, at the direction of the Company, all costs and Expenses incurred by or on behalf of the Company and its respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement, up to an aggregate maximum amount of eighteen million dollars ($18,000,000), which amount shall be credited against any Parent Termination Fee (if any) that subsequently becomes payable to the Company.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, but subject to Section 9.9, the Company’s right to receive payment from Parent of the Parent Termination Fee pursuant to Section 8.4(a), together with any costs and Expenses and interest payable pursuant to Section 8.4(b) and Section 8.4(d), in circumstances where the Parent Termination Fee is payable pursuant to Section 8.4(a), shall constitute the sole and exclusive remedy (in circumstances where the Parent Termination Fee is payable) of the Company against Parent, Acquisition Sub, their Subsidiaries and the Debt Financing Sources and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, Affiliates or assignees of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages suffered as a result of the failure of the transactions contemplated by this Agreement to be consummated or for any breach or failure to perform hereunder, and upon payment of such amount (in circumstances where the Parent Termination Fee is payable), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement (except that Parent and Acquisition Sub shall also be obligated with respect to Section 8.7). In the event that the Company terminates this Agreement pursuant to Section 8.1(c)(iii), the Company shall, within thirty (30) days of the time of termination, irrevocably elect in writing to either (i) receive the Parent Termination Fee as the sole and exclusive remedy of the Company against any and all Parent Related Parties (and in which case the foregoing sentence shall apply) or (ii) maintain its right to seek monetary damages against Parent and Acquisition Sub for knowing and intentional breaches pursuant to the terms of this Agreement and upon the making of such irrevocable election (x) the Company shall only be entitled to the remedy so selected and shall in no event be entitled to both the Parent Termination Fee and any recovery of any monetary damages; provided, in the event that the Company does not make such election within such thirty (30) day period or the Company or any of its Affiliates commences any Action to recover any monetary damages within such thirty (30) day period, the Company shall be deemed to have elected to maintain its right to seek monetary damages for knowing and intentional breaches pursuant to the terms of this Agreement as its sole and exclusive remedy against the Parent Related Parties. While the Company may pursue both a grant of specific performance in accordance with Section 9.9 and either (i) the payment of the Parent Termination Fee or (ii) the recovery of monetary damages, under no circumstances shall the Company be permitted or entitled to receive both (x) a grant of specific performance that results in the Closing occurring and (y) the Parent Termination Fee or any recovery of any monetary damages.

(d)           Each of the parties hereto acknowledges that (i) the agreement contained in this Section 8.4 is an integral part of the transactions contemplated by this Agreement, (ii) the Parent Termination Fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the Company and its Affiliates in the circumstances in which such fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated by this Agreement, which amount would otherwise be impossible to calculate with precision, and (iii) without the agreement contained in this Section 8.4, the parties would not enter into this Agreement; accordingly, if Parent fails to timely pay any amount due pursuant to this Section 8.4 and, in order to obtain such payment, the Company commences a suit that results in a judgment against Parent for the payment of any amount set forth in this Section 8.4, Parent shall pay the Company its costs and Expenses in connection with such suit, together with interest on such amount at the annual rate equal to the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

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Section 8.5            Amendment. This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before or after receipt of the Company Stockholder Approval; provided, however, that (i) after the Company Stockholder Approval has been obtained, there shall not be any amendment that by Law or in accordance with the rules of any stock exchange requires further approval by the Company’s stockholders without such further approval of such stockholders nor any amendment or change not permitted under applicable Law and (ii) any amendment of Section 8.4, this Section 8.5, Section 9.4, Section 9.7, Section 9.8, Section 9.10 or Section 9.12, in each case, to the extent such amendment would adversely affect the rights of a Debt Financing Source party to the Debt Commitment Letter under such Section, shall also be approved by such Debt Financing Source. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

Section 8.6            Extension; Waiver. At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto and (c) waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Acquisition Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

Section 8.7            Expenses; Transfer Taxes. Except as expressly set forth herein, all Expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such Expenses. Parent shall timely and duly pay all (i) transfer and documentary Taxes or fees and (ii) sales, use, real property transfer and other similar Taxes or fees arising out of or in connection with entering into and carrying out this Agreement.

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Article IX

GENERAL PROVISIONS

Section 9.1            Non-Survival of Representations, Warranties and Agreements. The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any Person shall terminate at the Effective Time or, except as provided in Section 8.2, upon the termination of this Agreement pursuant to Section 8.1, as the case may be, except that this Section 9.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 6.6 and Section 6.9.

Section 9.2            Notices. All notices, consents and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by hand delivery, by prepaid overnight courier (providing written proof of delivery) or by confirmed electronic mail, addressed as follows:

if to Parent or Acquisition Sub:

Yageo Corporation
Yageo Corporation Headquarters 3F, 233-1, Baoqio Rd.,
Xindian Dist, New Taipei City
23145, Taiwan

Phone:	+886 2 6629 9999
Email:	jesse.chen@yageo.com
Attention:	Law and IP Department Manager

with a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

Phone:	(212) 455-3733
Email:	MHolick@stblaw.com
Attention:	Michael T. Holick, Esq.

if to the Company:

KEMET Corporation
KEMET Tower
One East Broward Boulevard, 2nd Floor
Fort Lauderdale, Florida 33301

Phone:	(954) 766-2817
Email:	JamieAssaf@kemet.com
Attention:	General Counsel

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
4 Times Square
New York, New York 10036

Phone:	(212) 735-3000
Email:	Richard.Grossman@skadden.com
Christopher.Barlow@skadden.com
Attention:	Richard J. Grossman, Esq.
Christopher M. Barlow, Esq.

or to such other address or electronic mail address for a party as shall be specified in a notice given in accordance with this Section 9.2; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day; provided, further, that notice of any change to the address or any of the other details specified in or pursuant to this Section 9.2 shall not be deemed to have been received until, and shall be deemed to have been received upon, the later of the date specified in such notice or the date that is five (5) Business Days after such notice would otherwise be deemed to have been received pursuant to this Section 9.2.

Section 9.3            Interpretation; Certain Definitions.

(a)          The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

(b)          Disclosure of any fact, circumstance or information in any Section of the Company Disclosure Letter shall be deemed to be disclosure of such fact, circumstance or information with respect to any other Section of the Company Disclosure Letter only if it is reasonably apparent that such disclosure relates to any such other Section on its face. The inclusion of any item in the Company Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

(c)          The words “hereof,” “herein,” “hereby,” “hereunder” and “herewith” and words of similar import shall refer to this Agreement as a whole and not to any particular provision of this Agreement. References to articles, sections, clauses, paragraphs, exhibits, annexes and schedules are to the articles, sections, clauses and paragraphs of, and exhibits, annexes and schedules to, this Agreement, unless otherwise specified, and the table of contents and headings in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. The words “made available to Parent” and words of similar import refer to documents (i) posted to the data site maintained by the Company or its Representatives in connection with the transactions contemplated by this Agreement, (ii) delivered in person or electronically to Parent, Acquisition Sub or any of their respective Representatives or (iii) that are publicly available in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC, in each case, at least two (2) Business Days prior to the date of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the phrase “without limitation.” Words describing the singular number shall be deemed to include the plural and vice versa, words denoting any gender shall be deemed to include all genders, words denoting natural persons shall be deemed to include business entities and vice versa, and references to a Person are also to its permitted successors and assigns. The phrases “the date hereof” and “the date of this Agreement” and terms or phrases of similar import shall be deemed to refer to November 11, 2019, unless the context requires otherwise. When used in reference to the Company or its Subsidiaries, the term “material” shall be measured against the Company and its Subsidiaries, taken as a whole. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date or dates). Terms defined in the text of this Agreement shall have such meaning throughout this Agreement, unless otherwise indicated in this Agreement, and all terms defined in this Agreement shall have the meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. Any Law defined or referred to herein or in any agreement or instrument that is referred to herein means such Law as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date or dates). All references to “dollars” or “$” refer to currency of the U.S. The English language version of this Agreement shall govern all questions of interpretation relating to this Agreement, notwithstanding that this Agreement may have been translated into, and executed in, other languages.

Section 9.4            Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, illegal, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated. Upon such determination that any term or other provision is invalid, void, illegal, unenforceable or against its regulatory policy, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement, including the Merger, be consummated as originally contemplated to the fullest extent possible.

Section 9.5            Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that Acquisition Sub may, in its discretion and upon prior written notice to the Company, assign any or all of its rights, interests and obligations under this Agreement to an Affiliate of Parent, but no such assignment will relieve Acquisition Sub of its obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective permitted successors and assigns. Any attempted assignment in violation of this Section 9.5 shall be null and void.

Section 9.6            Entire Agreement. This Agreement (including the exhibits, annexes and appendices hereto) constitutes, together with the Confidentiality Agreement, the Voting Agreements and the Company Disclosure Letter, the entire agreement, and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Section 9.7            No Third-Party Beneficiaries. This Agreement is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided, however, that it is specifically intended that (A) the D&O Indemnified Parties (solely with respect to Section 6.6 from and after the Effective Time), (B) the Debt Financing Sources (solely with respect to Section 8.4, Section 8.5, Section 9.4, this Section 9.7, Section 9.8, Section 9.10 and Section 9.12), (C) the Company Related Parties (solely with respect to Section 8.3) and (D) the Parent Related Parties (solely with respect to Section 8.4) are third-party beneficiaries.

Section 9.8            Governing Law.

(a)          This Agreement and all actions, proceedings or counterclaims (whether based on contract, tort or otherwise) arising out of or relating to this Agreement, or the actions of Parent, Acquisition Sub or the Company in the negotiation, administration, performance and enforcement thereof, shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b)          Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) irrevocably agrees that it will not bring or support any Person in any action, suit, proceeding, hearing or arbitration before any Governmental Authority of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the financings contemplated thereby, in any forum other than the U.S. Federal and New York State courts located in New York County, State of New York; and (ii) irrevocably agrees that, except as specifically set forth in the Debt Commitment Documents, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources in any way relating to this Agreement, the Debt Financing or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of New York. Notwithstanding anything to the contrary in this Agreement (but without limiting (x) the obligations of the Debt Financing Sources to the Parent and its Affiliates under the Debt Commitment Letters and (y) the rights or remedies of the Parent and its Affiliates under the Debt Commitment Letters), the Debt Financing Sources shall not have any liability to the Company, any of its Affiliates or any of its or their Representatives relating to, arising out of or in connection with this Agreement, the Debt Financing, the transactions contemplated hereby or thereby or otherwise, whether at law, or equity, in contract, in tort or otherwise, and none of the Company, any of its Affiliates or any of its or their Representatives shall have any rights or claims of any kind or description, whether at law, or equity, in contract, in tort or otherwise, against the Debt Financing Sources, in each case relating to, arising out of or in connection with this Agreement, the Debt Financing, the transactions contemplated hereby or thereby.

Section 9.9            Specific Performance.

(a)          The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties hereto do not perform the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate this Agreement) in accordance with its specified terms or otherwise breach such provisions. Accordingly, the parties hereto acknowledge and agree that the parties hereto shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. Any party seeking an injunction or injunctions or any other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to show proof of actual damages or provide any bond or other security in connection with any such order or injunction.

(b)          Notwithstanding the foregoing or anything else in this Agreement to the contrary, it is explicitly agreed that the Company shall only be entitled to seek specific performance of Parent’s or Acquisition Sub’s obligations to effect the Closing in accordance with Article II, if and only if (a) all conditions in Section 7.1 and Section 7.2 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing (but subject to such conditions being capable of being satisfied at Closing if specific performance was granted)) at the time when the Closing was required to occur pursuant to Section 2.2, (b) the Bridge Debt Financing has been funded or will be funded at the Closing on the terms set forth in the Bridge Commitment Letter and (c) the Company has irrevocably confirmed in writing to Parent that all of the conditions set forth in Section 7.1 and Section 7.2 have been and continue to be satisfied (other than those conditions that by their nature are to be satisfied at the Closing, each of which shall then and continues to be capable of being satisfied as of the Closing) or waived (to the extent such waiver is permitted under applicable Law) and that the Company is prepared to consummate the Closing. Notwithstanding anything to the contrary in this Agreement, under no circumstances shall the Company be permitted or entitled to receive both such grant of specific performance to effect the Closing and the payment of any damages, including the payment of the Parent Termination Fee.

Section 9.10         Consent to Jurisdiction.

(a)          Each of the parties hereto hereby (i) expressly and irrevocably submits to the exclusive personal jurisdiction of the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware in connection with any dispute arising out of or relating to this Agreement or the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery, any other court of the State of Delaware or any federal court sitting in the State of Delaware, (iv) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or other proceeding arising out of or relating to this Agreement or the transactions contemplated by this Agreement, and (v) consents to the entry of any final judgment, order or decree issued by any court in the state of Delaware, whether for monetary damages, injunctive or equitable relief or otherwise (a “Delaware Judgment”), in any foreign court or tribunal, including the courts of the Republic of China, and hereby waives any opposition to the enforcement of any Delaware Judgment in any such foreign court or tribunal. Each of the parties hereto agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. The parties hereby further agree that New York state or U.S. federal courts sitting in New York County, State of New York shall have exclusive jurisdiction over any action (whether at law, in equity, in contract, in tort or otherwise) brought against any Debt Financing Source in connection with the transactions contemplated under this Agreement.

(b)          Each party hereto irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in Section 9.10(a) in any such action or proceeding by mailing copies thereof by registered or certified U.S. mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to Section 9.2. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

Section 9.11         Counterparts. This Agreement may be executed in multiple counterparts, all of which shall together be considered one and the same agreement. Delivery of an executed signature page to this Agreement by electronic transmission shall be as effective as delivery of a manually signed counterpart of this Agreement.

Section 9.12         WAIVER OF JURY TRIAL. EACH OF PARENT, ACQUISITION SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF PARENT, ACQUISITION SUB OR THE COMPANY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF (INCLUDING THE DEBT FINANCING).

[Remainder of page intentionally left blank; signature page follows.]

IN WITNESS WHEREOF, Parent, Acquisition Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

YAGEO CORPORATION

By:	/s/ Chen Tie-Min
Name: Chen Tie-Min
Title: Chairman

SKY MERGER SUB INC.

By:	/s/ Wang Deng-Rue
Name: Wang Deng-Rue
Title: Director

KEMET CORPORATION

By:	/s/ William M. Lowe
Name: William M. Lowe, Jr.
Title: Chief Executive Officer

[Signature Page to Merger Agreement]

Exhibit A

Definitions

As used in this Agreement, the following terms shall have the respective meanings set forth or referenced below:

“Acceptable Confidentiality Agreement” shall have the meaning set forth in Section 6.5(c).

“Acquisition Sub” shall have the meaning set forth in the Preamble.

“Acquisition Sub Board” shall have the meaning set forth in the Recitals.

“Action” shall have the meaning set forth in Section 6.6(b).

“Adverse Recommendation Change” shall have the meaning set forth in Section 6.5(d).

“Affiliate” shall have the meaning set forth in Rule 12b-2 of the Exchange Act.

“Aggregate Merger Consideration” shall mean the product of (x) the number of shares of Company Common Stock issued and outstanding (other than those shares canceled or retired pursuant to Section 3.1(a) and those shares of Company Common Stock held by a Subsidiary of the Company) immediately prior to the Effective Time multiplied by (y) the Merger Consideration.

“Agreement” shall have the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” shall have the meaning set forth in Section 6.5(a).

“Antitrust Laws” shall have the meaning set forth in Section 4.4(b).

“Blue Sky Laws” shall mean state securities or “blue sky” laws.

“BofA Loan Agreement” shall mean that certain Loan and Security Agreement, dated as of September 30, 2010, by and among the Company, certain of its Subsidiaries party thereto, the lenders party thereto from time to time, and Bank of America, N.A., as agent, as amended prior to the date hereof and as further amended, restated, supplemented or otherwise modified from time to time to the extent permitted hereunder.

“Book-Entry Shares” shall have the meaning set forth in Section 3.1(b).

“Bribery Act” shall have the meaning set forth in Section 4.5(c).

“Bridge Debt Commitment Documents” shall have the meaning set forth in Section 5.7(a).

“Bridge Commitment Letter” shall have the meaning set forth in Section 5.7(a).

“Bridge Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Business Day” shall mean any day other than a Saturday, Sunday or a day on which all banking institutions in New York, New York or Taipei, Taiwan are authorized or obligated by Law or executive order to close.

“Capitalization Date” shall have the meaning set forth in Section 4.2(a).

“Certificate of Merger” shall have the meaning set forth in Section 2.3(a).

“Certificates” shall have the meaning set forth in Section 3.1(b).

“CFIUS” shall mean the Committee on Foreign Investment in the United States.

“CFIUS Approval” shall mean following the filing of a joint notice with CFIUS: (i) (A) the receipt by the parties hereto of written notice (including by email) from CFIUS that (1) CFIUS has determined that none of the transactions contemplated by this Agreement is a “covered transaction” or a “pilot program covered transaction” under the DPA or (2) CFIUS has completed its assessment of a review or investigation of the transactions contemplated by this Agreement and has concluded all action under the DPA, or (B) pursuant to the DPA, CFIUS has sent a report to the President of the U.S. requesting the President’s decision with respect to the transactions contemplated by this Agreement and (x) the President of the U.S. has announced a decision not to suspend or prohibit such transactions or (y) the President of the U.S. has not taken any action within fifteen (15) days after the earlier of (1) the date CFIUS completed its investigation of the transactions contemplated by this Agreement or (2) the date the President received such report from CFIUS.

“CFIUS Turndown” shall mean (A) (1) prior to the conclusion of all action under Section 721 of Title VII of the Defense Production Act of 1950, Parent withdraws the notification to CFIUS and does not re-file a CFIUS notification within fifteen (15) Business Days, or such different period of time agreed upon by Parent and the Company, or (2) CFIUS has completed its review or investigation and determined it has unresolved national security concerns and Parent unilaterally withdraws, or the parties by mutual written agreement withdraw, the CFIUS filing and Parent does not re-file a CFIUS notification within fifteen (15) Business Days, or such different period of time agreed upon by the parties, or (B) the President takes action to prohibit the transactions contemplated by this Agreement.

“Closing” shall have the meaning set forth in Section 2.2.

“Closing Date” shall have the meaning set forth in Section 2.2.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Collective Agreement” shall have the meaning set forth in Section 4.13(a).

“Company” shall have the meaning set forth in the Preamble.

“Company Benefit Plan” shall have the meaning set forth in Section 4.12(a).

“Company Board” shall have the meaning set forth in the Recitals.

“Company By-Laws” shall have the meaning set forth in Section 4.1.

“Company Certificate of Incorporation” shall have the meaning set forth in Section 4.1.

“Company Common Stock” shall have the meaning set forth in Section 3.1(a).

“Company Debt” shall have the meaning set forth in Section 6.13.

“Company Disclosure Letter” shall mean the disclosure letter delivered by the Company to Parent simultaneously with the execution of this Agreement.

“Company Equity Awards” shall mean, collectively, any (i) Company Option, (ii) Company Restricted Stock Unit or (iii) Company Long-Term Incentive Plan Award issued and outstanding, or authorized to be issued, pursuant to any Company Stock Plan.

“Company Intellectual Property Rights” shall have the meaning set forth in Section 4.14(a).

“Company Long-Term Incentive Plan Award” shall mean each long-term incentive plan award outstanding immediately prior to the Effective Time that is granted under any Company Stock Plan, which, for the avoidance of doubt, shall not include any Company Option or Company Restricted Stock Unit.

“Company Material Adverse Effect” shall mean any change, event, occurrence, state of facts, development, effect or circumstance which, individually or in the aggregate, has resulted in or would reasonably be expected to result in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that changes, events, occurrences, state of facts, conditions, developments, effects or circumstances which, directly or indirectly, to the extent they relate to or result from the following, shall be excluded from the determination of Company Material Adverse Effect: (i) any condition, change, effect or circumstance generally affecting any of the industries or markets in which the Company or its Subsidiaries operate; (ii) any change after the date hereof in any Law or GAAP (or changes in interpretations of any Law or GAAP); (iii) general economic, regulatory or political conditions (or changes therein) or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest or currency exchange rates) in any country or region in which the Company or its Subsidiaries conduct business; (iv) any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war or any escalation or worsening of acts of war; (v) any change, event, occurrence, state of facts, development, effect or circumstances attributable to the announcement, consummation or existence of this Agreement or the transactions contemplated by this Agreement, including by reason of the identity of Parent or any public communication by Parent or its Subsidiaries regarding the plans or intentions of Parent with respect to the conduct of the business of the Company or any of its Subsidiaries and including the impact of any of the foregoing on any relationships with customers, suppliers, vendors, collaboration partners, employees, unions or regulators; (vi) any action taken, or refrained from being taken, that is required by (or expressly permitted pursuant to) the terms of this Agreement or with the written consent or at the written direction of Parent or Acquisition Sub (or any action not taken as a result of the failure of Parent to consent to any action requiring Parent’s consent pursuant to Section 6.1); (vii) any changes in the market price or trading volume of the Company Common Stock, any failure by the Company or its Subsidiaries to meet internal, analysts’ or other earnings estimates or financial projections or forecasts for any period, any changes in credit ratings and any changes in any analysts’ recommendations or ratings with respect to the Company or any of its Subsidiaries (provided that the facts, events, developments, circumstances, effects or occurrences giving rise to or contributing to such changes or failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been or would reasonably be expected to be a Company Material Adverse Effect); and (viii) any matter disclosed in Section 1.1 of the Company Disclosure Letter; provided that, in the case of the foregoing clauses (i) through (iv), such matters shall be taken into account to the extent (and only to the extent) that any change, event, occurrence, state of facts, development, effect or circumstance disproportionately impacts the Company and its Subsidiaries relative to other businesses in the industries in which the Company and its Subsidiaries operate.

“Company Material Contract” shall have the meaning set forth in Section 4.16(a).

“Company Option” shall mean each outstanding option to purchase shares of Company Common Stock under any Company Stock Plan.

“Company Permits” shall have the meaning set forth in Section 4.5(a).

“Company Products” shall have the meaning set forth in Section 4.25(a).

“Company Real Property” shall have the meaning set forth in Section 4.17(b).

“Company Recommendation” shall mean the recommendation of the Company Board that the Company’s stockholders adopt this Agreement and approve the transactions contemplated by this Agreement, including the Merger.

“Company Related Parties” shall have the meaning set forth in Section 8.3(c).

“Company Restricted Stock Unit” shall mean each restricted stock unit under any Company Stock Plan, other than the time-based and performance-based vesting portion of any Company Long-Term Incentive Plan Award.

“Company SEC Documents” shall have the meaning set forth in Section 4.6(a).

“Company Stock Plan” shall mean the Company’s 1992 Key Employee Stock Option Plan and the Omnibus Incentive Plan, as each may be amended from time to time.

“Company Stockholder Advisory Vote” shall have the meaning set forth in Section 4.3(a).

“Company Stockholder Approval” shall have the meaning set forth in Section 4.20.

“Company Stockholders’ Meeting” shall have the meaning set forth in Section 6.2(c).

“Company Termination Fee” shall mean an amount equal to $63,750,000.

“Competing Proposal” shall have the meaning set forth in Section 6.5(h)(i).

“Confidentiality Agreement” shall mean the confidentiality agreement, dated as of July 1, 2019, between Parent and the Company.

“Consent” shall have the meaning set forth in Section 4.4(b).

“Continuing Employees” shall have the meaning set forth in Section 6.9(a).

“Contract” shall mean any contract, subcontract, lease, sublease, conditional sales contract, purchase order, sales order, task order, delivery order, license, indenture, note, bond, loan, instrument, understanding, permit, concession, franchise, commitment or other agreement.

“control” (including the terms “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, as trustee or executor, by Contract or credit arrangement or otherwise.

“D&O Indemnified Parties” shall have the meaning set forth in Section 6.6(a).

“Debt Commitment Documents” shall have the meaning set forth in Section 5.7(a).

“Debt Commitment Letters” shall have the meaning set forth in Section 5.7(a).

“Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Debt Financing Sources” shall mean the L/C Issuer and the entities that have committed to provide or otherwise entered into agreements in connection with the Bridge Debt Financing, including the parties to the Bridge Commitment Letter and any joinder agreements, credit agreements and the other definitive documents relating thereto together with their respective Affiliates, and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective permitted successors and assigns; provided that, for the avoidance of doubt, neither the Shareholder Lender nor any Affiliate of the Shareholder Lender shall be a Debt Financing Source.

“Debt Payoff Amount” shall have the meaning set forth in Section 6.13.

“Delaware Judgment” shall have the meaning set forth in Section 9.10(a).

“DGCL” shall have the meaning set forth in the Recitals.

“Dissenting Shares” shall have the meaning set forth in Section 3.6.

“DPA” shall mean Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. §4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800.

“DTC” shall have the meaning set forth in Section 3.2(b)(ii).

“Effective Time” shall have the meaning set forth in Section 2.3(a).

“Environmental Laws” shall mean all Laws relating to pollution or protection of the environment or of human health and safety, including Laws relating to Releases of harmful or deleterious materials and the manufacture, processing, distribution, use, treatment, storage, Release, transport or handling of harmful or deleterious materials, including the Federal Water Pollution Control Act (33 U.S.C. § 1251 et seq.), the Resource Conservation and Recovery Act of 1976 (42 U.S.C. § 6901 et seq.), the Safe Drinking Water Act (42 U.S.C. § 3000(f) et seq.), the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.), the Oil Pollution Act of 1990 (33 U.S.C. § 2701 et seq.), the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (42 U.S.C. § 9601 et seq.), the Endangered Species Act of 1973 (16 U.S.C. § 1531 et seq.), and other similar state and local statutes, in each case, as amended.

“Environmental Report” shall mean any material environmental report, study, assessment, audit, or other similar document.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended, and the related regulations and published interpretations.

“ERISA Affiliate” shall have the meaning set forth in Section 4.12(f).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.

“Exchange Fund” shall have the meaning set forth in Section 3.2(a).

“Existing D&O Insurance Policies” shall have the meaning set forth in Section 6.6(c).

“Expenses” shall mean all reasonable, out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its Affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Proxy Statement, the solicitation of stockholder approvals, any filing with, and obtaining of any necessary action or non-action, Consent or approval from any Governmental Authority pursuant to any Antitrust Laws, engaging the services of the Paying Agent, any other filings with the SEC, and all other matters related to the Closing and the other transactions contemplated by this Agreement.

“FCPA” shall have the meaning set forth in Section 4.5(c).

“Financing Agreements” shall have the meaning set forth in Section 6.11(d).

“Foreign Plan” shall mean each Company Benefit Plan that primarily covers current or former employees, directors or individual service providers of the Company or any of its Subsidiaries based outside of the U.S. and/or that is subject to any Law other than U.S. federal, state or local law (other than any plan or program that is required by statute or maintained by a Governmental Authority to which the Company or any of its Subsidiaries contributes pursuant to applicable Law).

“GAAP” shall mean the U.S. generally accepted accounting principles.

“Goldman Sachs” shall have the meaning set forth in Section 4.21.

“Governmental Authority” shall mean any U.S. (federal, state or local) or foreign government, or any governmental, regulatory, judicial or administrative authority, agency or commission.

“Hazardous Materials” shall mean all (i) substances defined as hazardous substances, oils, pollutants or contaminants in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. § 300.5, (ii) substances defined as hazardous substances, hazardous materials, pollutants, contaminants, toxic substances (or words of similar import) by, or that could give rise to liability under, any Environmental Law, and (iii) gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, and radioactive materials.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder.

“Intellectual Property Rights” shall mean all worldwide intellectual property rights, including all: (a) patents, (b) copyrights, (c) trademarks, service marks, trade dress, trade names, domain names, and other indicia of origin, together with associated goodwill, (d) trade secrets and other confidential inventions, know-how, methods, processes and information, and (f) all registrations, applications, renewals, continuations, divisionals, reissues, re-examinations and foreign counterparts (as applicable) of any of the foregoing.

“International Trade Laws” shall have the meaning set forth in Section 4.5(d).

“Intervening Event” shall have the meaning set forth in Section 6.5(h)(ii).

“IRS” shall mean the Internal Revenue Service.

“knowing and intentional breach” shall mean a breach that is a consequence of an act undertaken by the breaching party or the failure by the breaching party to take an act it is required to take under this Agreement, in each case, knowingly and intentionally.

“Knowledge” shall mean the actual knowledge of the following officers and employees of the Company or Parent, as applicable, after inquiry of their direct reports: (i) for the Company: William Lowe, Gregory Thompson, Jamie Assaf, Susan Barkal and Stefano Vetralla; and (ii) for Parent: Pierre Chen, David Wang, Kevin Yang and Jesse Chen.

“L/C Issuer” shall mean Citibank, N.A. through its Hong Kong Branch.

“Law” shall mean any and all domestic (federal, state or local) or foreign laws (including common law), rules, regulations, orders, judgments or decrees promulgated by any Governmental Authority.

“Leased Real Property” shall have the meaning set forth in Section 4.17(b).

“Letter of Credit” shall have the meaning set forth in Section 5.7(a).

“Lien” shall mean liens, claims, mortgages, encumbrances, pledges, security interests, adverse ownership interests or charges of any kind.

“LTIP Payment” shall have the meaning set forth in Section 3.3(c).

“Merger” shall have the meaning set forth in the Recitals.

“Merger Consideration” shall have the meaning set forth in Section 3.1(b).

“Notice of Adverse Recommendation” shall have the meaning set forth in Section 6.5(d).

“Notice of Superior Proposal” shall have the meaning set forth in Section 6.5(d).

“NYSE ” shall mean the New York Stock Exchange.

“Omnibus Incentive Plan” shall mean the KEMET Corporation Omnibus Incentive Plan, which is an amendment and restatement of the KEMET Corporation 2014 Amendment and Restatement of the KEMET Corporation 2011 Omnibus Equity Incentive Plan.

“Option Payment” shall have the meaning set forth in Section 3.3(a).

“Order” shall mean any decision, decree, order, judgment, injunction, temporary restraining order or other order in any suit or proceeding by or with any Governmental Authority.

“Owned Real Property” shall have the meaning set forth in Section 4.17(a).

“Parent” shall have the meaning set forth in the Preamble.

“Parent Board” shall have the meaning set forth in the Recitals.

“Parent Material Adverse Effect” shall mean any change, effect or circumstance which, individually or in the aggregate, has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, the ability of Parent to consummate the Merger and the other transactions contemplated by this Agreement.

“Parent Organizational Documents” shall mean the certificate of incorporation, by-laws (or equivalent organizational or governing documents), and other organizational or governing documents, agreements or arrangements, each as amended to date, of each of Parent and Acquisition Sub.

“Parent Related Parties” shall have the meaning set forth in Section 8.4(c).

“Parent Stockholder Approval” shall mean a resolution duly passed at the Parent Stockholders’ Meeting to approve this Agreement and all transactions contemplated by this Agreement pursuant to the Taiwan Company Act.

“Parent Stockholders’ Meeting” shall have the meaning set forth in Section 6.2(c).

“Parent Termination Fee” shall mean an amount equal to: (i) $49,050,000 if terminated pursuant to Section 8.1(b)(iv); (ii) $63,750,000 if terminated pursuant to Section 8.1(c)(iii); or (iii) $65,400,000 if terminated pursuant to either (x) Section 8.1(b)(v) or (y) Section 8.1(b)(i) (and at such time either the Company or Parent is entitled to terminate pursuant to Section 8.1(b)(v)).

“Paying Agent” shall have the meaning set forth in Section 3.2(a).

“Paying Agent Agreement” shall have the meaning set forth in Section 3.2(a).

“Permitted Lien” shall mean (i) any Lien for Taxes not yet due and payable or that is being contested in good faith by any appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (ii) Liens securing indebtedness or liabilities that are reflected in the Company SEC Documents filed at least two (2) Business Days prior to the date of this Agreement or incurred in the ordinary course of business since the end of the most recent fiscal year for which an Annual Report on Form 10-K has been filed by the Company with the SEC and Liens securing indebtedness or liabilities that have otherwise been disclosed to Parent in writing, (iii) such Liens or other imperfections of title, if any, that do not materially impair the present use or occupancy of the Company Real Property, including (A) easements or claims of easements whether or not shown by the public records, boundary line disputes, overlaps, encroachments and any matters not of record which would be disclosed by an accurate survey or a personal inspection of the property, (B) rights of parties in possession pursuant to any lease or sublease of the Company Real Property as tenants only without any rights or options to purchase the subject Company Real Property, (C) any supplemental Taxes or assessments not shown by the public records as due and payable and (D) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (iv) Liens imposed or promulgated by Laws with respect to the Company Real Property and improvements, including zoning regulations, (v) Liens disclosed on existing title reports or existing surveys made available to Parent prior to the date of this Agreement or otherwise disclosed in the public records, (vi) mechanics’, carriers’, workmen’s, repairmen’s and similar Liens incurred in the ordinary course of business for amounts not yet past due or that are being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established in accordance with GAAP, (vii) Liens securing acquisition financing with respect to the applicable asset, including refinancings thereof and (viii) licenses of and other grants of rights to Intellectual Property Rights.

“Person” shall mean an individual, a corporation, a limited liability company, a partnership, an association, a trust or any other entity or organization, including a Governmental Authority.

“Portuguese Loan Agreements” shall mean (i) that certain Investment System and Business Innovation Terms of Acceptance, dated as of February 15, 2018, by and between Alentejo Operational Program Steering Committee and KEMET Electronics Portugal, S.A. and (ii) that certain Investment System and Business Innovation Terms of Acceptance, dated as of September 16, 2016, by and between Compete 2020 Steering Committee and KEMET Electronics Portugal, S.A., in each case, as amended prior to the date of this Agreement, and as further amended, restated, supplemented or otherwise modified from time to time to the extent permitted under this Agreement.

“Post-Closing Plans” shall have the meaning set forth in Section 6.9(b).

“Post-Closing Welfare Plans” shall have the meaning set forth in Section 6.9(c).

“Proxy Statement” shall have the meaning set forth in Section 4.7.

“Release” shall mean any release, spill, emission, discharge, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or subsurface strata.

“Remedy” shall have the meaning set forth in Section 6.3(b).

“Representatives” shall have the meaning set forth in Section 6.4.

“Restricted Stock Unit Payment” shall have the meaning set forth in Section 3.3(b).

“Sanctions” shall mean economic or financial sanctions, requirements or trade embargoes imposed, administered or enforced by the U.S. Department of the Treasury’s Office of Foreign Assets Control and the U.S. Department of State, the United Nations Security Council, and the European Union.

“SEC” shall mean the Securities and Exchange Commission.

“Secretary of State” shall have the meaning set forth in Section 2.3(a).

“Securities Act” shall mean the Securities Act of 1933, as amended.

“Shareholder Debt Commitment Documents” shall have the meaning set forth in Section 5.7(a).

“Shareholder Debt Financing” shall have the meaning set forth in Section 5.7(a).

“Shareholder Lender” shall have the meaning set forth in Section 5.7(a).

“Shareholder Loan Agreement” shall have the meaning set forth in Section 5.7(a).

“Significant Customer” shall have the meaning set forth in Section 4.25(a).

“Significant Supplier” shall have the meaning set forth in Section 4.25(a).

“Solvent” shall have the meaning set forth in Section 5.11.

“Subsidiary” of any Person shall mean any corporation, partnership, joint venture or other legal entity of which such Person (either above or through or together with any other subsidiary) owns, directly or indirectly, more than fifty percent (50%) of the stock or other equity interests, the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

“Superior Proposal” shall have the meaning set forth in Section 6.5(h)(iii).

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax Returns” shall mean all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with a Tax authority, including any information return, claim for refund, amended return or declaration of estimated Tax.

“Taxes” shall mean all U.S. federal, state, local and non-U.S. income, profits, franchise, gross receipts, customs duty, environmental, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, license, production, value added, occupancy and other taxes, duties, charges, fees, levies or other like assessments of any kind whatsoever, together with all interest, penalties and additions imposed with respect thereto.

“Termination Date” shall have the meaning set forth in Section 8.1(b)(i).

“Third Party” shall mean any Person or group other than Parent, Acquisition Sub and their respective Affiliates.

“Transaction Consent” shall have the meaning set forth in Section 6.12.

“Transaction Material Adverse Effect” shall mean any change, effect or circumstance which, individually or in the aggregate, has prevented or materially delayed or materially impaired, or would reasonably be expected to prevent or materially delay or materially impair, the ability of the Company and its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement.

“U.S.” shall mean the United States of America and its territories, commonwealths and possessions.

“USA PATRIOT Act” shall mean the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001.

“Voting Agreement” shall have the meaning set forth in the Recitals.

“WARN Act” shall have the meaning set forth in Section 4.13(d).